

2021 Proxy Statement

Strength
for the future

Doing It Right® to better connect the world

With long-standing values that prioritize quality and safety, inclusion, creative thinking and integrity, our commitment to sustainability principles is embedded in our culture. Learn more by reading our **2021 Environmental, Social and Governance (ESG) report**, which is available at: www.aarcorp.com/about/environmental-social-governance-esg.

ESG focus areas



Environment
Protecting the planet

 Waste prevention and reduction



Social
Empowering people

 Diversity and inclusion

 Military and veteran programs

 STEM and aviation-focused education



Governance
Governing with Integrity

 Ethics and compliance

 Safety

Fiscal 2021 Highlights

- Published inaugural ESG annual report.
- Developed baseline inventory of key environmental data.
- Reduced natural gas and electricity use by nearly 5.5% from FY2020 to FY2021.
- Reduced Scope 1 and Scope 2 greenhouse gas emissions by nearly 12.5% from FY2020 to FY2021.
- Launched AAR Public Diversity Statement.
- Hired first all-female cohort. 49% of U.S. workforce is minority, 18% female, and 22% veteran.
- Formed Board's new Aviation Safety and Training Committee.
- Set standard for safety with APRISe™ safety management system.
- Recognized by Smithsonian for $500,000 donation.





AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191

August 18, 2021

Dear fellow stockholders:

The COVID-19 pandemic impacted the commercial aviation industry and workforce in ways never seen before. At AAR, one of our core values is "Find a Way. Every Day" and that was never more important than in Fiscal Year (FY) 2021. Our team of dedicated employees worked tirelessly to deliver outstanding service to our customers and strong performance for our shareholders. AAR entered the pandemic from a position of strength and we are emerging even stronger.

During the year we focused on cash generation, margin improvement and business optimization. We exited non-core and underperforming activities and invested in processes that we believe will drive increased efficiency going forward. These actions resulted in sequential quarterly progress throughout the year and we expect continued improvements as the market recovers.

I would like to thank our customers for their partnership, our stockholders for their confidence in AAR and our Board of Directors for their guidance. I specifically wish to extend my gratitude to our employees for all their sacrifices during this time of uncertainty and their continued dedication to maintaining the highest level of service to our customers around the world.

With that, I am pleased to invite you to AAR's 2021 annual meeting of stockholders, which will be a virtual meeting of the stockholders. The annual meeting will

be held on Tuesday, September 28, 2021 at 9:00 a.m., Central Time and you will be able to attend the annual meeting online, vote your shares electronically, and submit your questions during the annual meeting by visiting www.virtualshareholdermeeting.com/AIR2021 and entering your control number. **You will not be able to attend the annual meeting in person.**

I encourage you to read our 2021 proxy statement, our annual report and our other proxy materials. Whether or not you plan to attend the annual meeting of stockholders, your vote is important. Please follow the voting instructions to ensure that your shares are represented and voted at the meeting.

We are grateful to our employees for their hard work and commitment, and to you, our stockholders, for choosing to invest in AAR.

Sincerely,

John M. Holmes

John M. Holmes
President and Chief Executive Officer

Notice of 2021 annual meeting of stockholders



To our stockholders:

We are pleased to invite you to attend our 2021 annual meeting of stockholders. Please read the information in this notice and proxy statement to learn more about AAR and the matters to be voted on at the annual meeting.

Date and time
Tuesday, September 28, 2021 9:00 a.m., Central Time

Place
www.virtualshareholder meeting.com/AIR2021

Record date
You may vote your shares at the annual meeting if you were a stockholder on Tuesday, August 3, 2021.

Items of business

You will be asked at our annual meeting to:

	Items of business	Board recommendation	Page
1	Elect four directors included in our annual proxy statement	✓ FOR each director nominee	11
2	Vote on an advisory proposal to approve our Fiscal 2021 executive compensation	✓ FOR	36
3	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2022	✓ FOR	70

Stockholders will transact any other business that may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Voting

Your vote is important. We encourage you to vote your shares as soon as possible. You may vote by proxy over the Internet, by telephone, or by completing and returning the enclosed proxy card in the postage-paid envelope provided. If you are a "street name" stockholder (meaning that your shares are registered in the name of your bank or broker), you will receive instructions from your bank, broker or other nominee describing how to vote your shares. We also welcome you to attend the virtual meeting and vote online.



www.proxyvote.com



www.virtualshareholdermeeting.com/AIR2021



1-800-690-6903



Complete and return the proxy card or voting information card

Please see Appendix A for important information about voting your shares at our 2021 annual meeting.

By Order of the Board of Directors,

Jessica Garascia

Jessica A. Garascia
Vice President, General Counsel, Chief Compliance Officer and Secretary
August 18, 2021

Table of contents

Important notice regarding the availability of the proxy materials for our annual meeting of stockholders to be held on Tuesday, September 28, 2021:

This notice and proxy statement, our proxy card, our 2021 Annual Report to Stockholders and our Annual Report on Form 10-K for the fiscal year ended May 31, 2021 are available free of charge at **www.proxyvote.com**



2021 Proxy statement summary

This summary highlights selected information contained in this proxy statement. Please read the entire proxy statement carefully before voting your shares.

We are providing the enclosed proxy materials to you in connection with the solicitation by the Board of Directors of proxies to be voted at the annual meeting of stockholders to be held on September 28, 2021. We began giving these proxy materials to our stockholders on August 18, 2021.

Proposals to be voted on at the annual meeting

Proposal 1 Election of four directors named in this proxy statement

✓ FOR each director nominee   ▸ See (pages 11-35)


Anthony K. Anderson
Independent Director
Incumbent

Since 2012, an independent business consultant. From 2006 to 2012, Vice Chair and Managing Partner of Midwest Area at Ernst & Young LLP (a global accounting and consulting firm). Prior thereto, Mr. Anderson served in various management positions during a 35-year career with Ernst & Young LLP.


Michael R. Boyce
Independent Director
Incumbent

Since 2018, Chairman, Chief Executive Officer and Managing Director of Peak Investments, LLC. Retired Chairman of the Board of PQ Corporation (a specialty chemicals and catalyst company) where he served from 2017 to 2019. From 2005 to 2017, Chairman and Chief Executive Officer of PQ Corporation.


David P. Storch
Chairman of the Board
Incumbent

Chairman of the Board of AAR CORP. since 2005. Chief Executive Officer from 1996 to May 31, 2018 and President from 1989 to 2007 and 2015 to June 2017.


Jennifer L. Vogel
Independent Director
Incumbent

2012 to 2020, co-founder and owner of InVista Advisors, an advisory firm focused on legal department effectiveness, leadership, compliance, crisis readiness and risk management. From 2003 to 2010, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer of Continental Airlines, Inc.

Proposal 2 Advisory proposal to approve our Fiscal 2021 executive compensation

✓ FOR   ▸ See (pages 36-69)

Proposal 3 Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2022

✓ FOR   ▸ See (pages 70-71)

AAR – Who we are and what we do

AAR is a global aerospace and defense aftermarket solutions company that operates in over 20 countries. Headquartered in the Chicago area, AAR supports commercial and government customers in over 100 countries through two operating segments: Aviation Services and Expeditionary Services.

Aviation Services



Parts Supply

- Used serviceable and original equipment manufacturer ("OEM") factory-new parts
- Airframe and engine parts sales, exchange, loan and lease
- Engine solutions, management, sales, leasing and exchange
- Aircraft sales and leasing
- OEM Solutions
- Online PAARTS℠ Store
- 24/7 worldwide AOG service



MRO Services

- Airframe Maintenance, Repair and Overhaul ("MRO")
- Component Repair
- Landing Gear
- Wheels and Brakes
- Engineering Services



Integrated Solutions

- Total fleet services
- Flight hour support
- Contractor Logistics Support
- Performance-Based Logistics

Expeditionary Services



Mobility Systems

- Air cargo containers (ISU®) and pallets
- Rapidly deployable mobile tactical shelters
- SPACEMAX® shelters
- Integrated Command Control (C4) centers

Aviation Services – connected businesses model

Integrated businesses leveraged to reinforce and grow the whole

Integrated Solutions

- Strategic relationships with airlines, MROs, OEMs and repair vendors
- Fuel Parts Supply business
- Fund Component Repair capability development
- Long-term contracts / predictable revenue



Parts Supply

- Transactional data collection
- Exclusive relationships with OEMs and customers
- Inventory pooling with programs

MRO Services

- Strategic relationships with airlines
- Technical repair knowledge and data collection
- Develop parts for internal and external consumption

Customers (percentage of Fiscal 2021 sales)

49%
Commercial

51%
Government



Key business achievements in Fiscal 2021

✓ Continued execution of Aviation Services "connected businesses" strategy

- Parts Supply, MRO Services, and Integrated Solutions – Leveraged best-in-class services within Parts Supply, MRO Services and Integrated Solutions to continue to serve customers, despite the impact of COVID-19.
- Parts Supply – entered into partnership with Fortress Transportation and Infrastructure Investors to provide CFM56 engine material to the global aviation aftermarket.
- Parts Supply – extended and expanded longstanding partnership with Unison Industries for AAR to be the exclusive worldwide aftermarket distributor for Unison parts.
- MRO Services – announced a multi-year agreement with United Airlines for heavy maintenance services at Rockford, IL hangar.
- Integrated Solutions – awarded $148 million contract to continue C-40 contractor logistics support with Naval Air Systems Command.
- MRO Services – named sole authorized service center for Honeywell's B737 MAX Bleed Air System components.

✓ Implemented portfolio actions and cost reductions

- Divested non-core Composites manufacturing business.
- Exited and/or restructured multiple underperforming contracts.
- Reduced headcount and compensation and benefits, as well as eliminating non-essential spending.
- Reduced total selling, general and administrative expenses by $39 million, or 18%, to $182 million in FY21 from $221 million in FY20.

Financial highlights

AAR had strong financial performance for Fiscal 2021 relative to the significant negative impact of the COVID-19 pandemic. Consolidated sales were $1.7 billion, diluted earnings per share from continuing operations was $1.30 (an increase of 83% over Fiscal 2020) and adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, was $1.31 (a decrease of 39% from Fiscal 2020). AAR further strengthened its balance sheet in Fiscal 2021 by driving significant cash generation and implemented several cost cutting initiatives to help it navigate uncertain market conditions presented by COVID-19.

For a definition of adjusted diluted earnings per share from continuing operations and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the year ended May 31	2021 ($)	2020 ($)	2019 ($)
Sales	1,652.3	2,072.0	2,051.8
Operating income	85.2	41.3	98.3
Diluted earnings per share from continuing operations	1.30	0.71	2.40
Cash provided from (used in) operations – continuing operations	108.5	(19.1)	60.5
As of May 31			
Working capital	600.2	1,055.6	595.0
Total assets	1,539.7	2,079.0	1,517.2
Total debt	135.2	602.0	142.9
Equity	974.4	902.6	905.9

Key financial achievements



Sales

($M)



Adjusted diluted EPS from continuing operations*

* Please see Appendix B for reconciliations of non-GAAP financial measures.

Coronavirus aid, relief, and economic security act (CARES Act) and compensation

As previously disclosed, on July 30, 2020, the Company entered into a Payroll Support Program Agreement (the "PSP Agreement") with the U.S. Treasury Department providing the Company with total funding of approximately $57.2 million pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Under the PSP Agreement, the Company and its business are subject to certain restrictions, including, but not limited to, certain limitations on executive compensation through March 24, 2022. These compensation restrictions impacted numerous executive compensation decisions made in Fiscal 2021.

Executive compensation highlights

Pay-for-Performance and Stockholder Alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: adjusted earnings per share from continuing operations (40%) and adjusted net working capital turns (20%). In addition, for Fiscal 2021, the Compensation Committee added certain strategic objectives (40%) to the annual cash bonus program in order to align management interests with priorities that are important to the Company, including navigating the impact of COVID-19 on the business.

- Given the economic uncertainty resulting from COVID-19, the subsequent difficulty in setting meaningful long-term performance targets, and the compensation restrictions imposed by the CARES Act, the Fiscal 2021 long-term incentive program consists of stock options and restricted stock. The Compensation Committee determined that a one-year, temporary, reprieve from the use of performance shares was appropriate in Fiscal 2021 given the impact of COVID-19 on the business and restrictions related to the Company's use of CARES Act funding, as further discussed herein. The Compensation Committee awarded only stock options to Mr. Holmes and a mix of stock options and time-based restricted stock to the other named executive officers because stock options align management's interests with those of its stockholders and time-based restricted stock has a retentive value.

- Our Fiscal 2021 long-term incentives are 100% equity-based: restricted stock and stock options.

- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the market.

- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term – is consistent with competitive best practices, subject to reductions made to comply with CARES Act restrictions.

Cash bonuses under the Fiscal 2021 short-term incentive plan

Strategic goal	Compensation measure	
Drive profitability and deliver value to stockholders	**40**%	Adjusted earnings per share from continuing operations
Align management's interests with priorities that are important to the Company, including navigating the effects of COVID-19	**40**%	Strategic objectives
Make efficient use of stockholder capital in support of Company sales	**20**%	Adjusted net working capital turns

Fiscal 2021 Compensation of our Chief Executive Officer John M. Holmes

19.4% Base salary	35.0% Performance-based annual cash bonus	45.6% Stock options



Fiscal 2021 compensation of our other named executive officers

24.3% Base salary	39.9% Performance-based annual cash bonus	23.4% Stock options	12.4% Time-based restricted stock



Fiscal 2021 executive compensation program

Through the first half of Fiscal 2021, we had measures in place to help us manage our business in light of the challenges presented by the impact of COVID-19:

- Reductions in base salary of 20% for our CEO and 15% for the other executive officers, and reductions in base salary ranging from 5% to 10% for other salaried employees through December 1, 2020
- Reduction in cash retainer of 20% for our non-employee directors through December 1, 2020
- Suspension of the Company's contributions under its 401(k) and Supplemental Key Employee Retirement Plan ("SKERP") through December 1, 2020

In addition, we continue to be committed to ensuring pay-for-performance in response to stockholder feedback from our 2017 say-on-pay votes and investor feedback. We believe the outcome of our 2018 through 2020 say-on-pay votes (over 95% support each year) demonstrated strong stockholder support for our executive compensation program. We will continue to consider investor feedback relating to our executive compensation program.

Say-on-pay vote



2020	97%
2019	97%
2018	95%
2017	78%

Note about links to websites

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission.

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Emphasis on performance-based or at-risk compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions in executive agreements
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Do Not Do

- ⊗ No tax gross-ups
- ⊗ No repricing of stock options
- ⊗ No dividends on performance-based restricted stock unless performance goals are met

Corporate governance highlights

Our goal is to ensure that our corporate governance practices reflect best practices tailored, as necessary, to the Company's culture, strategy and performance.

Corporate governance practices

12	10	65.75	10.16 years	75
directors	independent directors	Average age of directors	Average tenure of directors	Director retirement age

- ✓ Independent Lead Director
- ✓ Majority voting in uncontested director elections
- ✓ Stock ownership and retention guidelines
- ✓ Annual stock grant to non-employee directors
- ✓ Executive sessions of Independent directors
- ✓ Independent compensation consultant
- ✓ Annual Board and Board Committee self-evaluations
- ✓ Director orientation and continuing education programs
- ✓ All directors on the Audit Committee are "audit committee financial experts"
- ✓ Three of our twelve directors are female or racially/ethnically diverse

- ✓ Code of business ethics and conduct
- ✓ Ethics hotline policy
- ✓ Related person transaction policy
- ✓ Disclosure committee for financial reporting
- ✓ Annual stockholder approval of executive compensation
- ✓ Stockholder engagement program
- ✓ Separation of Chairman and CEO roles
- ✓ Independent Board Committees
- ✓ Enterprise Risk Management Program

2 of our 12
directors are female



1 of our 12
directors is racially/ethnically diverse



Environmental, social and governance focus

Our focus on environmental, social and governance (ESG) matters is embedded in our strategy, which is overseen by the Board of Directors. The Board's standing committees oversee our ESG focus areas based on the delegated subject matter:

- The Aviation Safety and Training Committee oversees all aspects of aviation safety, including our culture of safety compliance;
- The Nominating and Governance Committee oversees our governance policies and practices, and reviewed our 2021 ESG report on behalf of the Board; and
- The Audit Committee receives reports related to our ethics hotline and oversees AAR's cybersecurity planning and protection efforts.

At the management level, we have assembled a multidisciplinary team of senior leaders representing legal, communications, human resources, and environmental, health and safety. This group, with input and guidance from senior business leaders, assesses risks and opportunities related to our ESG focus areas, monitors and implements our ESG strategies, tracks our progress and guides our reporting to stakeholders.

Our ESG focus areas

Our ESG focus areas are long-standing AAR priorities that align with our business and our values and are also areas where we believe that we have the greatest opportunity to make a meaningful impact. For more information, please see our 2021 ESG report, which is available at www.aarcorp.com/about/environmental-social-governance-esg.



Environment	**Social**	**Governance**
Protecting the planet	Empowering people	Governing with Integrity
Waste reduction and prevention	Diversity and inclusion	Ethics and compliance
	Military and veteran programs	Safety
	STEM and aviation-focused education	

Public Diversity Statement

As reflected in our values, we have a long-standing commitment to embracing diversity and fostering a culture of inclusion. In July 2021, we adopted and published the following Public Diversity Statement:

> Just as unique parts are essential to an aircraft's ability to fly, unique talent is essential to AAR's ability to succeed. Our strength is rooted in our commitment to diversity, equity and inclusion. We create opportunity through new thoughts and ideas to embrace an ever-changing world. These values empower our people to be a team of producers, innovators and world class leaders, who are "Doing it right" to better connect the world.

This statement was developed by a group of employees selected from throughout the business, reflecting the varied perspectives, experiences and priorities of our workforce.

Proposal 1
Election of directors



Proposal 1 Election of four directors named in this proxy statement

Board recommendation

✔ Our Board of Directors unanimously recommends that you vote FOR each director nominee.

Proposal summary

We are asking you to elect four directors named in this proxy statement at this annual meeting. The director nominees are: Anthony K. Anderson, Michael R. Boyce, David P. Storch and Jennifer L. Vogel.

Each director nominee is currently serving as a director of the Company. Three of the four director nominees have been determined by the Board to be "independent" within the meaning of the rules of the New York Stock Exchange ("NYSE") and the SEC.

Director skills & qualifications

The Nominating and Governance Committee believes that the Board is currently well-balanced and able to address our Company's needs, and the recent addition of Ms. Ellen M. Lord increases the Board's diversity of thought and prepares us for future growth and innovation. As evidenced by the biographical information provided below, our directors have significant experience in chief executive or other senior level operating, financial and international management positions.

More than half of our existing directors currently serve as a director of other public companies, which provides them with diverse experiences that can enhance their contribution to our Board.

Proposal 1 Election of directors

Set forth below is information regarding the nominees for election as directors and information regarding the directors in each class continuing in office after the annual meeting. Also discussed below are specific experience, qualifications, attributes and skills of our directors considered by the Nominating and Governance Committee as part of its review of our Board's membership and in connection with its nomination of the candidates for election to the Board at the annual meeting.

	Anthony K. Anderson	Michael R. Boyce	H. John Gilbertson	James E. Goodwin	John M. Holmes	Robert F. Leduc	Ellen M. Lord	Duncan J. McNabb	Peter Pace	David P. Storch	Jennifer L. Vogel	Marc J. Walfish
CEO experience	✓	✓		✓	✓	✓	✓			✓		
Finance	✓	✓	✓	✓	✓	✓	✓					✓
Accounting	✓		✓	✓								✓
Commercial aerospace				✓	✓	✓	✓	✓	✓	✓	✓	
Military aerospace						✓	✓	✓	✓	✓		
Services	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	
International business		✓	✓	✓	✓	✓	✓			✓	✓	
Sales & marketing	✓	✓	✓	✓	✓	✓	✓			✓		✓
Supply chain & logistics		✓			✓	✓	✓	✓	✓	✓		
Operating	✓	✓		✓	✓	✓	✓	✓	✓	✓		
M&A	✓	✓	✓		✓	✓	✓			✓	✓	✓
Manufacturing		✓	✓			✓				✓		
Government contracting						✓	✓	✓	✓	✓	✓	
Information technology							✓		✓			
Human resources					✓	✓				✓	✓	✓
Risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate governance	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	
Racial diversity	✓											
Gender diversity							✓				✓	

Information about our director nominees and our continuing directors

Information about our director nominees and our continuing directors whose terms expire in future years is set forth below.

Our director nominees

Class I Directors whose terms expire at the 2021 annual meeting:



Age: 65

Director since: **2012**

Other public company directorships:

- Avery Dennison Corp.
- Exelon Corp.
- Marsh & McLennan Companies

Other public company directorships held in the past five years:

- First American Financial Corporation

Anthony K. Anderson   Independent Director

Skills and qualifications

CEO experience, Finance, Accounting, Services, Sales & marketing, Operating, M&A, Risk management, Corporate governance

Career highlights

Since April 2012, an independent business consultant. From 2006 to April 2012, Vice Chair and Managing Partner of Midwest Area at Ernst & Young LLP, a global accounting and consulting firm. Prior thereto, Mr. Anderson served in various management positions during a 35-year career with Ernst & Young LLP.

Director qualifications

The Board of Directors concluded that Mr. Anderson should serve as a director of the Company based on his 35 years working with a global accounting and consulting firm, his accounting and financial knowledge, his leadership in developing talent management programs, his service as a director of other public companies, and his professional, civic and charitable service, including as a director of private companies and numerous not-for-profit organizations.



Age: 73

Director since: **2005**

Other public company directorships:

- Stepan Company

Michael R. Boyce   Independent Director

Skills and qualifications

CEO experience, Finance, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Risk management, Corporate governance

Career highlights

Since 2018, Chairman, Chief Executive Officer and Managing Director of Peak Investments, LLC (an operating and acquisition company). Retired Chairman of the Board of PQ Corporation (a specialty chemicals and catalyst company) where he served from 2017 to 2019. From 2005 to 2017, Chairman and Chief Executive Officer of PQ Corporation.

Director qualifications

The Board of Directors concluded that Mr. Boyce should serve as a director of the Company based on his experience in leading two global organizations, his insight into global manufacturing, supply and distribution practices and his international business development skills.



Age: **68**

Director since: **1989**

Other public company directorships:

- Kemper Corporation

Other public company directorships held in the past five years:

- KapStone Paper and Packaging Corp.

David P. Storch   Chairman of the Board

Skills and qualifications

CEO experience, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Government contracting, Human resources, Risk management, Corporate governance

Career highlights

Chairman of the Board of AAR CORP. since 2005. Chief Executive Officer from 1996 to May 31, 2018 and President from 1989 to 2007 and 2015 to 2017.

Director qualifications

The Board of Directors concluded that Mr. Storch should serve as a director of the Company based on his previous position as Chief Executive Officer of the Company, his leadership and management skills, his understanding of the Company's businesses gained during his 40-year career with the Company and his knowledge of the commercial aviation and government/defense markets.



Age: **59**

Director since: **2016**

Other public company directorships:

- None

Other public company directorships held in the past five years:

- American Science and Engineering, Inc.
- Clearwire Corporation
- Virgin America, Inc.

Jennifer L. Vogel   Independent Director

Skills and qualifications

Commercial aerospace, Services, International business, M&A, Government contracting, Human resources, Risk management, Corporate governance

Career highlights

2012 to 2020, co-founder and owner of InVista Advisors, an advisory firm focused on legal department effectiveness, leadership, compliance, crisis readiness and risk management. From 2003 to 2010, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer of Continental Airlines, Inc.

Director qualifications

The Board of Directors concluded that Ms. Vogel should serve as a director of the Company based on her experience as a highly successful corporate executive with over 25 years of leadership experience in the airline and energy industries, including her leadership positions with Continental Airlines, her legal and corporate governance expertise, her experience in regulatory issues, mergers and acquisitions, ethics and compliance matters and her past experience as a director of other public companies, including Virgin America, Inc.

Our continuing directors

Class II Directors whose terms expire at the 2022 annual meeting:



Age: 77

Director since: **2002**

Other public company directorships:

- John Bean Technologies Corporation

Other public company directorships held in the past five years:

- Federal Signal Corporation

James E. Goodwin   Lead Independent Director

Skills and qualifications

CEO experience, Finance, Accounting, Commercial aerospace, Services, International business, Sales & marketing, Operating, Risk management, Corporate governance

Career highlights

From 2016 to April 2019, Lead Director of Federal Signal Corporation, a safety and security products manufacturer. From 2009 to 2016, Chairman of Federal Signal Corporation. From 2007 to 2008, Interim President and Chief Executive Officer of Federal Signal Corporation. From 2001 to 2007, an independent business consultant. From 1999 to 2001, Chairman and Chief Executive Officer of UAL, Inc. and United Airlines, Inc., from which he retired after 34 years.

Director qualifications

The Board of Directors concluded that Mr. Goodwin should serve as a director of the Company based on his significant airline industry experience and expertise, including his leadership positions at UAL, Inc. and United Airlines, Inc., his management experience and his financial expertise, as well as his global consulting experience, and his service as a director of other public companies.



President and Chief Executive Officer of AAR CORP.

Age: 44

Director since: **2017**

Other public company directorships:

- None

John M. Holmes   Director

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Human resources, Risk management, Corporate governance

Career highlights

President and Chief Executive Officer of AAR CORP. since June 1, 2018. President and Chief Operating Officer from June 1, 2017 to June 1, 2018. From 2015 to June 1, 2017, Chief Operating Officer of the Aviation Services business group of AAR CORP. From 2012 to 2015, Group Vice President, Aviation Services – Inventory Management and Distribution; and prior thereto, General Manager and Division President of AAR Allen Asset Management.

Director qualifications

The Board of Directors concluded that Mr. Holmes should serve as a director of the Company based on his position as President and Chief Executive Officer, his demonstrated leadership and management abilities, and his knowledge of the Company's businesses, its portfolio of services and the markets in which it competes, and the customer and supplier relationships that Mr. Holmes has developed during his 19-year tenure with the Company.



Age: **61**

Director since: **2021**

Other public company directorships:

- None

Ellen M. Lord   Independent Director

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Government contracting, Information technology, Risk management

Career highlights

Served as the Under Secretary of Defense for Acquisition and Sustainment for the United States Department of Defense from August 2017 until January 2021. President and Chief Executive Officer of Textron Systems from October 2012 to August 2017. Prior to that, served in other leadership positions at Textron Systems and related companies.

Director qualifications

The Board of Directors concluded that Ms. Lord should serve as a director of the Company based on her leadership, management and strategic planning expertise she acquired while serving as the Under Secretary of Defense for Acquisition and Sustainment for the United States Department of Defense, as well as her experience in the private sector working as the Chief Executive Officer of Textron Systems, where she led a multi-billion dollar company with products and services supporting defense, homeland security, aerospace and infrastructure protection.



Age: **69**

Director since: **2003**

Other public company directorships:

- None

Marc J. Walfish   Independent Director

Skills and qualifications

Finance, Accounting, Sales & marketing, M&A, Risk management

Career highlights

Founding Partner of Merit Capital Partners, a mezzanine investor company formerly known as William Blair Mezzanine Capital Partners, since 1991. From 1978 to 1991, various positions at Prudential Capital Corporation.

Director qualifications

The Board of Directors concluded that Mr. Walfish should serve as a director of the Company based on his experience in the finance industry, including as a founding partner of Merit Capital Partners, his knowledge of the capital markets and his expertise in corporate finance, strategic planning and risk management.

Class III Directors whose terms expire at the 2023 annual meeting:



Age: **64**

Director since:
March 2020

Other public company directorships:

- Dover Corporation

H. John Gilbertson, Jr.   Independent Director

Skills and qualifications

Finance, Accounting, Services, International business, Sales & marketing, M&A, Manufacturing, Risk management, Corporate governance

Career highlights

Retired Managing Director (1997 to 2012) at Goldman Sachs, a global investment banking, securities and investment management firm; also served as Advisory Director (2013 to 2015), and Partner-in-Charge, Midwest Region Investment Banking Services (2001 to 2010); prior thereto, various positions within Goldman Sachs.

Director qualifications

The Board of Directors concluded that Mr. Gilbertson should serve as a director of the Company based on his almost four decades of experience in the professional and financial services industry, his service as a director of other public companies, and his knowledge and experience in corporate finance, capital markets, mergers and acquisitions, financial risk oversight and capital allocation, senior leadership development, succession planning, and organizational culture development.



Age: **65**

Director since:
July 2020

Other public company directorships:

- JetBlue Airways Corporation
- Howmet Aerospace, Inc.

Robert F. Leduc   Independent Director

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Human resources, Risk management, Corporate governance, Government contracting

Career highlights

President of Pratt & Whitney, an aerospace manufacturer and a subsidiary of United Technologies Corporation, from 2016 until his retirement early 2020. President of Sikorsky Aircraft, a helicopter manufacturer, from 2015 to 2016. Previously, served in leadership positions at Hamilton Sundstrand and UTC Aerospace Systems.

Director qualifications

The Board of Directors concluded that Mr. Leduc should serve as a director of the Company based on his extensive experience in the aviation sector, his operational expertise managing through various down cycles, and his significant experience in enhancing brands and managing talent, in addition to his experience serving on other public company boards.



Age: **69**

Director since: **2017**

Other public company directorship:

- Atlas Air Worldwide, Inc.

Duncan J. McNabb   Independent Director

Skills and qualifications

Commercial aerospace, Military aerospace, Services, Supply chain & logistics, Operating, Government contracting, Risk management, Corporate governance

Career highlights

Since 2011, Co-Founder and Managing Partner of Ares Mobility Solutions Inc., a privately-held logistics business; General, U.S. Air Force (Retired) after 37 years of active commissioned service. Former Commander, U.S. Air Mobility Command, 33rd Vice Chief of Staff of the U.S. Air Force and Former Commander of US TRANSCOM.

Director qualifications

The Board of Directors concluded that General McNabb should serve as a director of the Company based on his government resourcing and government affairs expertise, his strategic planning, operations and leadership skills and his 37-year record of service with the United States Air Force, including his service as Commander of the United States Transportation Command (the single manager for global air, land and sea transportation for the Department of Defense).



Age: **75**

Director since: **2011**

Other public company directorship:

- Qualys, Inc.

Other public company directorships held in the past five years:

- None

Peter Pace   Independent Director

Skills and qualifications

Commercial aerospace, Military aerospace, Services, Supply chain & logistics, Operating, Government contracting, Information technology, Human resources, Risk management, Corporate governance

Career highlights

General, U.S. Marine Corps (Retired). From 2005 to 2007, Chairman of the Joint Chiefs of Staff, the most senior position in the United States Armed Forces.

Director qualifications

The Board of Directors concluded that General Pace should serve as a director of the Company based on his leadership and management skills and experience from over 40 years of service with the United States Marine Corps, culminating in his appointment as the 16th Chairman of the Joint Chiefs of Staff (where he served from 2005 to 2007 as the principal military adviser to the President, the Secretary of Defense, the National Security Council and the Homeland Security Council), his understanding of the government and defense markets, his cybersecurity expertise and his current and prior service as a director of other public companies.

Our culture

Our purpose—doing it right to better connect the world

At AAR, we constantly search for the right thing to do for our customers, for our employees, for partners and for society. We wake up in the morning knowing we have to deliver and we leave at the end of the day having done our best and determined to return the next day to do even better. We do not rest on our earlier accomplishments.

In 1955, American aviation was the new tech industry. AAR—a startup—was already supplying parts to the aviation industry—efficiently moving inventory, setting in motion our participation in America's great boom.

Today, from Chicago to London to Singapore to Dubai, our customers, employees and partners are helping us do what is right worldwide—and that includes being a vital link in commercial airline safety and supporting the U.S. military and its allies. Our commitment to our government customers also reached new heights in Fiscal 2021 as demonstrated, in particular, by the logistics and supply chain programs we provide in support of the U.S. Navy, U.S. Air Force, U.S. Marshals Service, and U.S. Department of State.

Through our AAR Aviation Services and Expeditionary Services businesses, we design technical, operational, logistic and financial solutions—doing it right and quickly delivering our customers safety, efficiencies and competitiveness. This lets them do what they do best—fly and connect the world.

Our mission

To be the best at designing and delivering technical, operational and financial solutions to enhance the efficiency and competitiveness of our commercial aviation and government customers.

Our strategy

Our strategy is to become the leading independent provider of innovative solutions to the aviation aftermarket. We will achieve this strategy through our ability to:

- **Execute** through focus on customer satisfaction and cost leadership;
- Pursue **connected businesses** that reinforce collective growth prospects;
- Leverage **data and digital** to deliver better customer-focused solutions;
- Expand margins through **intellectual property;**
- Increase our **global** footprint into emerging markets;
- Leverage our **independence** to provide feasible solutions; and
- Attract, empower and deploy **exceptional, entrepreneurial talent.**

Our values



QUALITY FIRST. SAFETY ALWAYS.

FIND A WAY. EVERY DAY.

OWN IT.

MAKE MONEY. HAVE FUN.

DO IT FAST. DO IT WELL.

BE HONEST. INSPIRE TRUST.

IDEAS MATTER. THINK NEW. THINK AHEAD.

WORK AS ONE. BE INCLUSIVE.

Aviation Services – connected businesses model

Integrated businesses leveraged to reinforce and grow the whole



Integrated Solutions

- Strategic relationships with airlines, MROs, OEMs and repair vendors
- Fuel Parts Supply business
- Fund Component Repair capability development
- Long-term contracts / predictable revenue

Parts Supply

- Transactional data collection
- Exclusive relationships with OEMs and customers
- Inventory pooling with programs

MRO Services

- Strategic relationships with airlines
- Technical repair knowledge and data collection
- Develop parts for internal and external consumption

Together, our Aviation Services "Connected Businesses" – Parts Supply (Trading and OEM aftermarket solutions), MRO Services and Integrated Solutions (Government and Commercial Programs) – aim to drive growth through best–in–class services within each discipline and leverage each to reinforce and grow the whole.

We also remain focused on enhancing our manufacturing capabilities at our Mobility Systems business.

Corporate governance

Good corporate governance is an essential part of our corporate culture. We review our corporate governance policies and procedures on an annual basis. We strive to emulate "best practices," tailoring them, as appropriate, to fit our culture, strategy and performance. We believe that we comply with all applicable SEC and NYSE corporate governance rules and regulations. We also have adopted additional corporate governance practices that we believe are in the best interests of the Company and its stockholders.

Copies of the following corporate governance documents are available on the Company's website at **www.aarcorp.com** under "Investors / Corporate Governance":

- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter
- Aviation Safety and Training Committee Charter
- Executive Committee Charter
- Corporate Governance Guidelines
- Categorical Standards for Determining Director Independence
- Code of Conduct

These corporate governance documents are also available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Stockholder engagement

We recognize and value the importance of engaging with our stockholders and other key constituents in an open and constructive manner.

Why we engage

The purposes of our stockholder engagement program are to promote communication, increase transparency and, most importantly, better understand and address the perspectives of our stockholders. We believe that opportunities to receive and consider stockholder feedback enhance, in particular, our corporate governance and executive compensation practices, which in turn will contribute to the long-term value of the Company.

Fiscal 2021 outreach

In Fiscal 2021, we estimate that we communicated with stockholders owning over a majority of our actively managed outstanding shares.

We also engage directly with and consider carefully the viewpoints of the proxy advisory firms that represent the interests of various stockholders.

Fiscal 2021 engagement covered

Through our stockholder engagement program, we participated in numerous investor meetings which included telephone calls with stockholders and presentations at various investor conferences. These interactions allow investors the opportunity to meet, ask questions of, and provide advice to, our key executives.

BUSINESS STRATEGY	FINANCIAL RESULTS	DIGITAL INITIATIVES
OPERATING PERFORMANCE	EXECUTIVE COMPENSATION PRACTICES	

We listened to our stockholders

What we heard	What we did	Implementation date
Concerns about our Rights Agreement	Board terminated Rights Agreement	October 2020
Concerns about performance shares	Introduced relative total stockholder return as a new metric	July 2018
Concerns about plurality voting	Adopted majority voting	June 2018

Director nominations and qualifications

The Board of Directors, acting through its Nominating and Governance Committee, is responsible for identifying, evaluating and recommending candidates for director.

Solicitation of director candidate recommendations

The Nominating and Governance Committee solicits director candidate recommendations from management, other directors, business and community leaders and stockholders. The Nominating and Governance Committee also may retain the services of a search firm to assist in identifying director candidates.



Candidate considerations

The Nominating and Governance Committee considers all director candidates in the same manner, regardless of whether recommendations come from the Board, stockholders or other sources. In its evaluation of director candidates, the Nominating and Governance Committee considers the factors specified in the Company's Corporate Governance Guidelines, including:

- A high level of integrity and professional and personal ethics and values consistent with those of the Company;
- Professional background and relevant business and industry experience;
- Current employment, leadership experience and other board service;
- Demonstrated business acumen or special technical skills or expertise (e.g., auditing, financial, law and aviation/aerospace);
- A commitment to enhancing stockholder value and serving the interests of all stockholders;
- Independence (including within the meaning of the applicable SEC rules and applied to all NYSE rules) and freedom from any conflicts of interest that may interfere with a director's ability to discharge his/her fiduciary duties;
- Willingness and ability to make the commitment of time and attention necessary for effective Board service;
- A balance of business, financial and other experience, expertise, capabilities and perspectives among sitting directors in the context of the current composition of the Board, operating requirements of the Company and long-term interests of stockholders; and
- Other factors the Nominating and Governance Committee deems appropriate.



Consideration of inclusive diversity and expertise

The Nominating and Governance Committee considers the racial, ethnic and gender diversity of the Board and director candidates, as well as the diversity of their knowledge, skills, experience, background and perspective, to assure that the Company maintains the benefit of a diverse, balanced and effective Board. In order to help facilitate the evaluation of diverse candidates, the Board adopted amended Corporate Governance Guidelines in December 2019 that mandate that a diverse candidate must be included in any director search. The Nominating and Governance Committee and the full Board maintain a current matrix of skills, competencies and experiences of each director. This matrix enables the Committee and the Board to ensure that the Board as a whole has the diversity of expertise and experience necessary for the effective oversight of the Company.



Recommendation

Following its evaluation of director candidates, the Nominating and Governance Committee recommends its director nominees to the full Board of Directors. Based on its review and consideration of the Committee's recommendation, the Board makes the final determination of the director nominees to be presented for election by the Company's stockholders.

A full list of the qualifications of director candidates considered by the Committee is set forth in the Corporate Governance Guidelines on the Company's website at **www.aarcorp.com** under "Investors/Corporate Governance" and is available in print to any stockholder upon written request to the Secretary of the Company at the address listed on the first page of this proxy statement. The Nominating and Governance Committee regularly reviews these qualifications and the performance of individual directors and the Board as a whole.

Stockholders may submit a proposed director nomination to the Nominating and Governance Committee for consideration at the 2022 annual meeting of stockholders by writing to the Secretary, AAR CORP., One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois 60191. To be eligible for consideration under the Company's By-Laws, a proposed nomination must be received by the Secretary of the Company no later than April 1, 2022, must state the reasons for the proposed nomination and must contain the information required under the Company's By-Laws, including the full name and address of the proposed nominee, a brief biographical background setting forth the nominee's past and present directorships, principal employment and occupation and information as to stock ownership and certain arrangements regarding the Company's common stock. A proposed nomination must also include a statement indicating that the proposed nominee has consented to being named in the proxy statement and to serve if elected.

Director independence

A majority of the members of the Board of Directors must be independent directors under the Company's Corporate Governance Guidelines and applicable SEC and NYSE rules. The Nominating and Governance Committee and the Board of Directors review each director annually and make a determination concerning independence after consideration of all known facts and circumstances. The Board has established categorical standards to assist it in determining director independence. The Company's "Categorical Standards for Determining Director Independence" include all of the elements of the applicable SEC and NYSE rules with respect to director independence.

Director independence

10 of 12
directors are independent



Based on these categorical standards, its review of all relevant facts and information available, and the recommendations of the Nominating and Governance Committee, the Board, at its meeting in July 2021, affirmatively determined that no director has a material relationship with the Company that would impair the director's ability to exercise independent judgment and, accordingly, that each director is an independent director, except for Mr. Storch and Mr. Holmes. The Board has also determined that Patrick J. Kelly and Ronald B. Woodard, who served as directors during Fiscal 2021 prior to their retirement following the 2020 annual meeting, were independent within the meaning of applicable independence standards.

The Board's independence determinations consider the impact of Board service tenure on a director's independence, particularly with respect to directors with 10 or more years of Board service. The Board concluded that all longer-tenured directors, based on their communications and interactions with management, their decisions and their adherence to their fiduciary duties to stockholders, have demonstrated their independence from management, except for Mr. Storch.

Board composition and refreshment

The Company has added five new directors — H. John Gilbertson, Jr., John M. Holmes, Robert F. Leduc, Ellen M. Lord and Duncan J. McNabb — in the last five years as a part of its ongoing Board refreshment process. There are three director retirements upcoming in the next four years. The Board, therefore, will have the opportunity to continue to adjust its composition by seating a new generation of directors to lead the Company as it seeks to solidify and enhance its status in the aviation services markets.



Average tenure: 10.2 years

In considering director candidates, the Board takes into account the skills, tenure and diversity of current directors to ensure that there is a proper balance between director stability and fresh perspectives in the boardroom.

As a part of this effort, the Board maintains a director matrix to ensure that the Board, as a whole, has the expertise, experience, diversity and skillset critical to the Company's continued success.

The Board's role and responsibilities

Role and responsibilities of the Board

The Board of Directors is elected by the Company's stockholders and represents their interests in overseeing the Company's management, strategic direction and financial success. The Board exercises its oversight responsibilities directly and through its Committees.

The Board identified and gives particular attention to four "Critical Areas of Board Focus".

1 Risk management (including COVID-19 response and cybersecurity)

Effective risk management is an important Board priority. The risk oversight function at the Board begins with a fundamental understanding of the Company's culture, business and strategy. The Board delegates significant aspects of its risk management oversight responsibilities to its Committees, as detailed below for each Board Committee under "Key Risk Oversight Responsibilities." The Board also works with management in managing risk through robust and comprehensive internal processes, an effective internal control environment and an enterprise risk management program.

In light of COVID-19, and the impact it has had on the Company's financial performance, the Board spent a significant amount of time in the first half of Fiscal 2021 considering and overseeing the Company's COVID-19 response, and related risk mitigation plan. This included monitoring the Company's response to COVID-19 in the workplace, as well as the Company's financial response plan, including cash management and operational initiatives.

In addition, the Board places significant emphasis on the identification and management of cybersecurity risks. The Board and Audit Committee receive regular reports from management on system vulnerabilities and security measures in effect to deter or mitigate breaches or hacking activities.

The Company's Annual Report on Form 10-K for Fiscal 2021 includes in Part I, "Item 1A, Risk Factors" a listing of the significant risks facing the Company.

2 Strategic planning

The Board oversees the Company's business and capital allocation strategies. It discusses strategic planning at each Board meeting and holds a special strategy session with management each year dedicated exclusively to strategic planning. This session focuses on the development and implementation of the Company's short-term, intermediate-term and long-term strategic plans. The Board and management review and discuss the Company's operations, and financial and non-financial performance. They analyze aviation industry developments and trends, the Company's service and solution offerings and the competitive landscape in which the Company operates.

The Board monitors management's performance in the execution of the Company's strategy throughout the year. It receives regular updates from management at each meeting on strategic opportunities and risks that the Company is currently assessing or addressing, including through the oversight of management's enterprise risk management program.

3 Management development, succession planning and diversity

AAR's Board places a high priority on senior management development and succession planning. The Board, primarily through the Nominating and Governance Committee, conducts an annual evaluation review focused on CEO succession planning as well as the succession planning and retention practices for senior management leaders.

The annual review addresses the development and evaluation of current and potential senior leaders, and the development of short-term and longer-term succession plans for key positions, including a succession plan for the CEO position. The Board also has a CEO emergency succession planning process to address unanticipated events and emergency situations.

The annual review also includes a diversity presentation that provides information on minority hiring and retention, the status of the Company's diversity and inclusiveness programs, including outreach programs focused on increasing the employee applicant pool, particularly for women, minorities and veterans. The Board is focused on improving diversity at all levels of the Company, but particularly at the middle and senior management levels. In order to help facilitate the evaluation of diverse candidates, the Board adopted amended Corporate Governance Guidelines that mandate that a diverse candidate must be included in any director search. Similarly, management has adopted internal goals with respect to diverse hiring and supplier spend. In addition, management, with the Board's oversight, recently published AAR's inaugural ESG Report that further discusses AAR's efforts in this regard.

4 Company performance

The Board receives regular updates relating to the Company's financial performance against key measures, including sales growth, earnings per share growth, selling, general and administrative expense as a percentage of sales, return on invested capital and working capital turnover. The Board also monitors the Company's growth ratios, margin ratios, people efficiency and asset efficiency. The Board oversees operational performance at the Company's business units through management presentations at each meeting.

The Board regularly reviews and compares its corporate governance profile against its peer group companies, competitors and market indices and is committed to engaging with and listening to its various stakeholders. As an example, in response to investor feedback, the Company terminated its Rights Agreement in October 2020, prior to its expiration date.

Role and responsibilities of the Board committees

The Board has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, an Aviation and Safety Committee, and an Executive Committee. The following table outlines the risk oversight and general responsibilities of the Board committees as well the composition of such committees during Fiscal 2021:

Nominating and governance committee



James E. Goodwin
Chair

Members
Anthony K. Anderson
Michael R. Boyce
Duncan J. McNabb
Jennifer L. Vogel
Marc J. Walfish

Role and responsibilities

The Nominating and Governance Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence.

The Nominating and Governance Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Nominating and Governance Committee and the Board of Directors at their July 2021 meetings. The full text of the Nominating and Governance Committee charter appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Nominating and Governance Committee is responsible for both nominating and governance matters as described in its charter. The Nominating and Governance Committee performs the specific functions described in its charter, including:

- Oversees the composition, structure and evaluation of the Board and its committees;
- Conducts, together with the Compensation Committee, an annual performance evaluation of the Chief Executive Officer;
- Reviews, considers, and acts upon related person transactions;
- Reviews succession plans for the Chief Executive Officer and Chief Financial Officer and recommends individuals to fill these positions;
- Assesses the Company's corporate responsibility strategy, practices and policies, including public issues of significance which affect investors and other key stakeholders and, if appropriate, make recommendations to the Board concerning the same;
- Develops and recommends Corporate Governance Guidelines for Board approval; and
- Monitors and screens directors for independence and recommends to the Board qualified candidates for election as directors and to serve on Board committees.

The Nominating and Governance Committee held five meetings during Fiscal 2021.

Key risk oversight responsibilities
- Corporate governance
- Board and committee membership
- Succession planning
- Diversity
- Board, committee and CEO effectiveness
- Related person transactions

The Nominating and Governance Committee oversees and reports to the Board on corporate governance risks, including Board and committee membership, director independence and related person transactions. It makes recommendations to the full Board on succession planning at the Chief Executive Officer and senior executive level and the annual evaluation of the performance of the Board of Directors.

Compensation committee



H. John Gilbertson, Jr.
Chair

Members
Anthony K. Anderson
Michael R. Boyce
Robert F. Leduc
Peter Pace
Jennifer L. Vogel

Role and responsibilities

The Compensation Committee is comprised entirely of independent directors qualified to serve on the Compensation Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence.

The Compensation Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Compensation Committee and the Board of Directors at their July 2021 meetings. The full text of the Compensation Committee charter appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Compensation Committee is primarily concerned with establishing, reviewing and approving Chief Executive Officer compensation, reviewing and approving other senior executive compensation and overseeing the Company's stock plans and other executive compensation and employee benefit plans. The Compensation Committee performs the specific functions described in its charter, including:

- Sets the compensation of the Chief Executive Officer and, together with the Nominating and Governance Committee, conducts an annual performance review of the Chief Executive Officer;
- Reviews and approves compensation policies and practices for all elected corporate officers, including named executive officers;
- Administers the Company's annual cash bonus plan and the long-term incentive stock plan, and reviews and monitors awards under such plans, including, if desired, by delegating to the Chief Executive Officer in his capacity as a director of the Company the authority to grant to persons other than himself stock-based awards under incentive compensation and stock plans of up to an aggregate of 50,000 shares in any one fiscal year and in accordance with the terms of such plans;
- Recommends director compensation and benefits to the Board for approval; and
- Oversees administration of certain other employee benefit, director deferred compensation, savings and retirement plans.

The Compensation Committee held six meetings during Fiscal 2021. Information about the roles of the Committee's independent compensation consultant and management in the executive compensation process is set forth under "Executive Compensation — Compensation Discussion and Analysis."

Key risk oversight responsibilities

- Target-setting under annual cash bonus programs
- Target-setting under performance share programs
- Compensation policies and practices
- Impact of performance-based compensation on risk-taking by management
- Compensation consultant independence
- Executive employment agreements

The Compensation Committee oversees and reports to the Board on the Company's cash bonus programs and stock-based compensation to be sure that they are appropriately structured to incentivize officers and key employees while avoiding unnecessary or excessive risk-taking.

Audit committee



Marc J. Walfish
Chair

Members
H. John Gilbertson
James E. Goodwin
Robert F. Leduc
Duncan J. McNabb
Peter Pace

Role and responsibilities

The Audit Committee is comprised entirely of independent directors qualified to serve on the Audit Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence. The Board of Directors has determined that each Audit Committee member is financially literate and that each of Messrs. Walfish, Gilbertson, Goodwin, Leduc, McNabb and Pace is an "audit committee financial expert" within the meaning of applicable SEC rules.

The Audit Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Audit Committee and the Board of Directors at their July 2021 meetings. The full text of the Audit Committee charter appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Audit Committee's primary responsibility is to assist the Board of Directors in fulfilling its duty to stockholders to oversee and review: the quality and integrity of the Company's financial statements and internal controls over financial reporting; the qualifications, independence and performance of the Company's independent registered public accounting firm; and the performance of the Company's Internal Audit function.

The Audit Committee performs the specific functions described in its charter, including:

- Approves and engages the independent registered public accounting firm that audits the Company's consolidated financial statements;
- Pre-approves all non-audit and audit-related services furnished by the independent registered public accounting firm;
- Maintains communication between the Board and the independent registered public accounting firm;
- Monitors the qualifications, independence and performance of the independent registered public accounting firm;
- Oversees and reviews the Company's financial reporting processes and practices;
- Oversees and reviews the quality and adequacy of internal controls over financial reporting, disclosure controls and the organization and performance of the Company's internal audit department;
- Reviews the scope and results of audits;
- Oversees the Company's enterprise risk management program; and
- Meets with the independent registered public accounting firm representatives and internal audit department representatives without members of management present.

The Audit Committee held six meetings during Fiscal 2021.

Key risk oversight responsibilities

- Risk assessment and risk management practices
- Financial reporting and investor disclosure
- Accounting and auditing
- Quality and adequacy of processes and internal controls
- Cybersecurity risk
- Ethics Hotline
- Oversight of enterprise risk management program

The Audit Committee reviews and assesses management's processes for managing risks relating to accounting, financial reporting, investment, tax and legal compliance, risks identified by the Company's internal and external auditors, and matters raised through the Company's Ethics Hotline.

The Audit Committee oversees the enterprise risk management process, which is led by the Company's internal audit department and includes developing and implementing risk mitigation strategies, overseeing the effectiveness of the risk mitigation strategies and reporting to the Audit Committee. The results of the Company's enterprise risk management process are reported to the Audit Committee to review and discuss the Company's principal risks and outline its risk mitigation approach for addressing these risks.

Aviation safety and training committee



Duncan J. McNabb
Chair

Members
Robert F. Leduc
Jennifer L. Vogel

Role and responsibilities
The Aviation Safety and Training Committee is comprised entirely of independent directors, as determined by the Company's Categorical Standards for Determining Director Independence.

The Aviation Safety and Training Committee was formed in December 2020 and acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Aviation Safety and Training Committee and the Board of Directors at their July 2021 meetings. The full text of the Aviation Safety and Training Committee charter appears on the Company's website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Aviation Safety and Training Committee assists the Board in the oversight of aviation safety matters relating to the Company's operations as described in its charter. The Aviation Safety and Training Committee performs the specific functions described in its charter, including:

- Monitors policies and processes relating to the delivery of services and products in a manner to promote safety;
- Monitors efforts to ensure the safety of employees and create a culture of safety compliance; and
- Periodically reviews all aspects of aviation safety as it may affect business operations including, without limitation:
  - The Federal Aviation Administration's Voluntary Disclosure Reporting Program;
  - Regulatory findings and corrective actions;
  - Safety training and programs; and
  - The Company's safety management system and reporting of injury/lost time and aircraft damage/accidents, and any response thereto.

The Aviation and Safety Training Committee held three meetings during Fiscal 2021.

Key risk oversight responsibilities
- Safety compliance
- Reporting practices
- Training programs

The Aviation Safety and Training Committee oversees and reports to the Board on aviation safety-related risks.

Executive committee



David P. Storch
Chair

Members
James E. Goodwin
John M. Holmes
Jennifer L. Vogel
Marc J. Walfish

Role and responsibilities

The Executive Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Board of Directors at its July 2021 meeting. The full text of the Executive Committee charter appears on the Company's website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Executive Committee is authorized to meet between meetings of the Board of Directors and exercise certain powers of the Board with respect to urgent matters or other matters referred to it by the Board for deliberation or action, subject to limitations imposed by the Committee's charter, the Board, applicable law and the Company's By-Laws.

The Executive Committee met once during Fiscal 2021.

Board, management and employee interaction

The Board and its committees receive information from, and have regular access to, individual members of management responsible for managing risk, including the Company's President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor, the Chief Compliance Officer and the business group leaders.

The directors, when possible, also meet each quarter with a broader group of the Company's employees at regularly scheduled Board dinners and in other informal settings to learn more about the Company's businesses, employees and culture. The Board also periodically holds meetings at a Company facility other than the corporate headquarters to promote interaction with local management and employees and allow directors a first-hand opportunity to inspect and better understand the Company's business operations. Due to the COVID-19 pandemic, all meetings during Fiscal 2021 were held virtually.

Executive sessions

The independent directors of the Board meet in executive session without management as part of each regular Board meeting and otherwise when circumstances make it advisable or necessary. The independent directors also hold meetings with and without the Chairman of the Board. The Lead Director presides at all executive sessions of the independent directors. The independent directors met separately as a group on four occasions in Fiscal 2021.

Board structure

Board leadership

The Board of Directors determines the appropriate leadership structure for the Board and the Company consistent with the best interests of stockholders. The leadership structure is intended to promote strong oversight, encourage open and independent viewpoints and contribute to the long-term success of the Company and the effective performance of the Board. The Board regularly reviews the Company's leadership structure.

Effective June 1, 2018, the Board approved the separation of the Chairman of the Board and Chief Executive Officer roles, appointing David P. Storch as Chairman of the Board and electing John M. Holmes as Chief Executive Officer of the Company. The Board believes that this is the most effective leadership structure for the Company at this time, but reserves the right to make future changes in the best interests of stockholders.

In addition to separate Chairman of the Board and Chief Executive Officer roles, the Company has an Independent Lead Director of the Board of the Directors, a position established under the Corporate Governance Guidelines and elected annually by the independent directors.

The following provides a brief description of the key responsibilities of the Company's Chairman of the Board, President and Chief Executive Officer and Lead Director:



David P. Storch
Chairman of the Board

Key responsibilities

- Chairs Board meetings and annual meetings of stockholders
- Has the authority to call Board meetings
- Collaborates on Board meeting agendas, meeting schedules and information sent to the Board
- Serves as a liaison between the Chief Executive Officer and the independent directors
- Works with the Chief Executive Officer on key strategic, operational and financial matters



John M. Holmes
President and Chief Executive Officer

Key responsibilities

- Manages the Company's day-to-day operations
- Has the authority to call Board meetings
- Collaborates on Board meeting agendas, meeting schedules and information sent to the Board
- Develops and implements the Company's business strategy and capital allocation strategy
- Serves as the Company's principal spokesperson
- Represents the Company to customers, suppliers and industry partners



James E. Goodwin
Lead Independent Director

Key responsibilities

- Presides at all Board meetings when the Chairman of the Board is not present
- Has the authority to call Board meetings and meetings of the independent directors
- Chairs executive sessions of the independent directors
- Consults with and serves as a liaison among the Chairman of the Board, the Chief Executive Officer and the independent directors
- Facilitates the Board and Board Committee self-evaluation process

Board practices and policies

Board meetings and attendance

During Fiscal 2021, the Board held nine meetings. With the exception of Mr. Kelly, who retired in early Fiscal 2021, all directors attended at least 75% of the Board meetings and meetings of Board committees on which they served in Fiscal 2021.

The Company's Corporate Governance Guidelines provide that directors are expected to attend all stockholder meetings. All directors serving at the time attended the Company's 2020 annual meeting of stockholders.

Board and committee evaluations

Our Nominating and Governance Committee conducts an annual evaluation of the performance of the Board. The Board's Lead Director reports the evaluation results — which include an assessment of the Board's performance as well as the identification of specific areas for improvement — to the full Board. Each Board committee also conducts an annual evaluation of its performance and reports the results to the full Board.

Board retirement policy

Our Corporate Governance Guidelines fix the director retirement age at 75 (a director who turns 75 when his or her Class is not up for election may serve out the remaining term of the Class). The Board may make an exception to this requirement if it affirmatively determines that a director's skills, experience or other relevant factors merit extended service as a director. The Board has used this exception only one time since the adoption of the retirement policy.

Corporate governance guidelines

The Board of Directors adopted Corporate Governance Guidelines to codify its policies and procedures and to demonstrate its commitment to corporate governance best practices. These Guidelines address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, management evaluation and succession, and the annual performance evaluation of the Board of Directors. These Guidelines are reviewed and approved annually, most recently in July 2021, by the Nominating and Governance Committee and the Board of Directors. The full text of these Guidelines appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Code of conduct

"AAR's culture of ethics and compliance depends upon leadership by example, a commitment to shared values, an environment where employees are encouraged to speak up, and a respect for cultural diversity and inclusion."

– John M. Holmes, President & CEO

The Company's Code of Conduct adopted by the Board of Directors applies to all directors, officers, and employees, including the President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor and the business group leaders.

The purpose of the Code of Conduct is to promote the highest ethical standards in the Company's business practices and procedures, including: the ethical handling of actual or apparent conflicts of interest; full, fair and timely disclosure; and compliance with applicable laws and governmental rules and regulations.

Employees are encouraged to report to the Company any conduct that they believe in good faith to be in violation of the Code of Business Ethics and Conduct. The Company has a strict non-retaliation policy for employees who report good-faith violations of the Code of Business Ethics and Conduct. We post any amendments to the Code of Conduct and any waivers from the Code granted by the Board to directors or executive officers on the Company's website, as required under SEC rules. The full text of the Code of Conduct appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Director orientation and continuing education

We hold director orientation sessions with new directors to familiarize them with our businesses, business strategies and corporate policies and practices. Our goal is to assist our new directors in understanding the Company and developing the skills and knowledge that they need to serve the interests of our stockholders. We regularly provide education materials to our directors on leadership, governance, compensation, risk and other topics of interest to public company directors. We also make external continuing education programs available to our directors to help them maintain and enhance their skills and knowledge in carrying out their ongoing responsibilities as directors of a public company.

Ethics hotline

The Company maintains an Ethics Hotline through an independent third-party provider to receive confidential complaints, information, suggestions or recommendations concerning the Company, its officers, directors, employees, policies, procedures, employment and business practices, accounting or audit matters, financial reporting or compliance with other Company policies or applicable regulatory or legal requirements. The Ethics Hotline, which is toll-free and also accessible through the Company's website, permits individuals to identify themselves or remain anonymous at their election.

Related person transaction policy

The purpose of the written Related Person Transaction Policy, as adopted by the Board of Directors, is to provide for the identification, review, and consideration of transactions between the Company or its subsidiaries and any related persons. "Related persons" means: the Company's directors; director nominees; executive officers; greater than five percent beneficial owners of the Company's voting securities; members of their immediate families; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner, a principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Under the Policy, any related person transaction involving amounts in excess of $120,000 must be reviewed, considered, and approved by the Board of Directors directly or through the Nominating and Governance Committee. Review of a proposed related person transaction takes into consideration the purpose of, and the potential benefits to the Company from, the related person transaction and the impact of the related person transaction on a director's independence in the event that the related person is a director or an immediate family member of a director. No member of the Board or the Nominating and Governance Committee may participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Policy provides that the Company may undertake certain pre-approved related person transactions (e.g., transactions in which the related person's interest derives solely from his or her service as a director of another corporation or entity that is a party to the transaction) without further specific review, consideration and approval.

In Fiscal 2021, the Board reviewed and approved the following related person transactions involving directors of the Company, concluding in each case that the transaction was fair and in the best interests of the Company:

- Patrick J. Kelly was a director of the Company through September 2020, and the majority owner of Resource 1, a technology staffing company. In Fiscal 2021, the Company paid $107,996 to Resource 1 for staffing services.
- David P. Storch is Chairman of the Board of the Company. Mr. Storch's son, Michael E. Storch, is an employee of the Company in the Aviation Services business group and received total compensation of $152,977 in Fiscal 2021.

In addition, the Board evaluated and approved a related party transaction involving a series of split dollar life insurance agreements entered into in 1996 with Ira Eichner, the Company's founder and father-in-law of Mr. Storch, as a benefit to him. To keep the premium costs down, the insurance policies were second to die policies on Mr. and Mrs. Eichner's joint lives. Mr. Eichner passed away in 2018 and Mrs. Eichner is still living. The parties to the agreements included Mr. Eichner, Mrs. Eichner, and their three daughters as trustees of trusts created by Mr. Eichner for their respective benefit. Those trusts are the beneficiaries of the policies. One of the daughters is the wife of David Storch, the current Chairman of the Board.

Under the agreements, the Company's obligation included paying all policy premiums and paying tax gross ups to the insureds on the economic benefit of the insurance. The agreement called for the Company to be reimbursed for its cash payments before the beneficiaries share in the proceeds from the insurance policies upon the death of the second to die, to the extent that policy proceeds are sufficient to cover the Company's payments at that time. Due to the passage of time and Mrs. Eichner's current life expectancy, it was determined that the costs to the Company may exceed the amount payable under the life insurance policies upon her death.

Based on the above, the Company and family agreed it was in the best interests of both parties for the family to surrender the policies. In connection with the voluntary surrender, and in accordance with the agreement's terms, the Company was entitled to be reimbursed for the premiums paid plus the tax gross up amounts for a total of $8,977,800. Pursuant to the agreements, the reimbursement was paid from the surrender value of the policies and, to the extent that amount was insufficient, from the family. AAR's total payments to date exceed the current cumulative cash value of the policies. Because the surrender was believed to be in the best interests of all parties, the Company and the family agreed that each side should bear one-half of the economic burden of that shortfall, and that the Company should pay the attorney's fees in connection with the transaction. The Company's half of that shortfall and attorney's fees was $662,167. This transaction was approved by the Board in accordance with the Company's Related Person Transaction Policy.

Communications with the board of directors

Stockholders and other interested parties may communicate with the Board, the Chairman of the Board, the Lead Director, the independent directors as a group, or any individual director or Committee Chair by mail addressed to:

AAR CORP.
Attention: Independent Directors, Lead Director or the name of the individual director
c/o Corporate Secretary
One AAR Place
1100 North Wood Dale Road
Wood Dale, Illinois 60191

The independent members of the Board of Directors have approved procedures for the processing, review and disposition of all communications sent by stockholders or other interested parties to the Board of Directors. The Secretary forwards communications relating to matters within the Board's purview to the appropriate directors, communications relating to matters within a Board committee's area of responsibility to the chair of the appropriate committee and communications relating to ordinary business matters to the appropriate Company officer. The Secretary generally does not forward complaints about service, new services suggestions, resumes and other forms of job inquiries, surveys, business solicitations, advertisements or inappropriate communications.

Director compensation

The Board of Directors reviews director compensation annually to ensure that it is fair, appropriate and in line with AAR's peer group companies. The Board works with the Compensation Committee's independent compensation consultant to undertake an annual review of the type and amount of each element of director compensation.

The Fiscal 2021 director compensation program, as approved by the Board, consisted of the following compensation elements:

Compensation element*	Fiscal 2021 non-employee director compensation program
Board chair annual retainer	$180,000
Non-employee director annual retainer	$50,000
Lead director annual retainer	$30,000
Committee chair annual retainer	$10,000
Board and committee meeting fees	$2,500 per meeting ($1,250 for telephone meetings)
Annual restricted stock award	Shares of common stock with a total grant date dollar value of $120,000 (vesting after one year)

*   As part of our cost cutting initiatives related to the COVID-19 pandemic, the Board reduced the cash component of its compensation beginning April 1, 2020 and ending December 1, 2020. Accordingly, for Fiscal 2021, the amounts above were reduced by 20% through December 1, 2020. The Chair of the Executive Committee does not receive an additional annual retainer.

All retainers are paid quarterly, and meeting fees are paid promptly following each meeting attended. The annual stock award for Fiscal 2021 was approved at the Board's May 2020 meeting with an effective date of June 1, 2020 and a vesting date of June 1, 2021.

Each non-employee director, upon being elected a director, receives term life insurance coverage of $200,000 and is eligible (along with their spouse, as applicable) to participate in a Company-paid annual physical program. The Company also reimburses its non-employee directors for travel, lodging and related expenses that they incur in attending Board and committee meetings and for other Company business expenses.

Cap on director compensation

The AAR CORP. 2013 Stock Plan, as approved by the Company's stockholders, caps the annual compensation of non-employee directors at $500,000 per director. This cap takes into account all cash and non-cash compensation (including the dollar value of all stock awards) paid in a single fiscal year.

The reasons for this cap on director compensation are to protect against conflicts of interest given that the directors approve their own compensation and to ensure that directors receive fair and reasonable, but not excessive, compensation for their services.

Ability to defer director compensation

Non-employee directors may elect to defer receipt of their compensation under the Company's Non-Employee Directors' Deferred Compensation Plan (the "Director Plan"). Under the Director Plan, non-employee directors may defer retainers, meeting fees and stock awards into (a) a stock account, with the deferred compensation converted into stock units equivalent to shares of common stock based on the then current stock price, or (b) a cash account, with the deferred compensation credited with interest quarterly based on the 10-year United States Treasury Bond rate. Distributions of deferred compensation are made, at the participant's election, in cash or in shares of common stock. Distribution occurs upon termination of service on the Board or on other dates as specified by the participant.

Director compensation table

Fiscal 2021 director compensation

The table below sets forth all compensation paid to each non-employee director for Fiscal 2021.

Name[1]	Fees earned or paid in cash ($)[2]	Stock awards ($)[3]	Option awards ($)[4]	All other compensation ($)[5]	Total ($)
Anthony K. Anderson	65,750	120,000	—	6,730	192,480
Michael R. Boyce	67,750	120,000	—	1,435	189,185
H. John Gilbertson, Jr.	63,750	120,000	—	1,435	185,185
James E. Goodwin	102,787	120,000	—	1,435	224,222
Patrick J. Kelly[6]	15,000	120,000	—	598	135,598
Robert F. Leduc	64,500	100,174	—	1,196	165,870
Ellen M. Lord[7]	6,522	39,880	—	120	46,522
Duncan J. McNabb	69,500	120,000	—	9,667	199,167
Peter Pace	67,750	120,000	—	1,435	189,185
David P. Storch	217,250	120,000	—	30,000	367,250
Jennifer L. Vogel	71,500	120,000	—	1,435	192,935
Marc J. Walfish	74,787	120,000	—	1,435	196,222
Ronald B. Woodard[8]	31,037	120,000	—	8,536	159,573

[1] Mr. Holmes is not included in this table because, as an employee director of the Company, he received no additional compensation for his service as a director in Fiscal 2021. Mr. Holmes's compensation is set forth in the Summary Compensation Table in this proxy statement.

[2] The following table provides a breakdown of director fees earned or paid in cash for Fiscal 2021:

Name	Annual retainer ($)	Board chair and committee chair retainer fees ($)	Meeting fees ($)	Lead director fee ($)	Total ($)
Anthony K. Anderson	45,000	—	20,750	—	65,750
Michael R. Boyce	45,000	—	22,750	—	67,750
H. John Gilbertson, Jr.	45,000	—	18,750	—	63,750
James E. Goodwin	45,000	9,037	21,750	27,000	102,787
Patrick J. Kelly	14,000	—	1,000	—	15,000
Robert F. Leduc	45,000	—	19,500	—	64,500
Ellen M. Lord	6,522	—	—	—	6,522
Duncan J. McNabb	45,000	—	24,500	—	69,500
Peter Pace	45,000	—	22,750	—	67,750
David P. Storch	45,000	162,000	10,250	—	217,250
Jennifer L. Vogel	45,000	—	26,500	—	71,500
Marc J. Walfish	45,000	9,037	20,750	—	74,787
Ronald B. Woodard	14,000	9,037	8,000	—	31,037

[3] The amounts in this column reflect the aggregate grant date fair value of the Fiscal 2021 stock award of 5,976 time-based restricted shares granted on June 1, 2020 to each non-employee director (for Mr. Leduc, the stock award was 5,289 restricted shares granted on July 13, 2020 and for Ms. Lord the stock award was 996 restricted shares granted on May 3, 2021) computed in accordance with FASB ASC Topic 718. These shares subsequently vested on June 1, 2021. General McNabb elected to defer his entire stock.

[4]   No stock options were granted to non-employee directors in Fiscal 2021. No non-employee director held any stock options as of May 31, 2021, except for Mr. Storch who held 304,939 stock options, all of which are vested, at exercise prices ranging from $24.00 to $35.26.

[5]   This column includes the cost of the annual physical program, reimbursements for travel, lodging and hotel expenses in connection with the annual physical program, office/secretarial support for the Chairman of the Board, and the cost of term life insurance coverage.

[6]   Mr. Kelly retired as a director at the 2020 annual meeting of stockholders on October 7, 2020.

[7]   Ms. Lord joined the Board on April 14, 2021.

[8]   Mr. Woodard retired as a director at the 2020 annual meeting of stockholders on October 7, 2020.

Fiscal 2022 director compensation

The Board's policy is to periodically undertake an in-depth analysis of the type and amount of each element of director compensation in consultation with the Compensation Committee's independent compensation consultant. The Compensation Committee conducted this review for Fiscal 2022, it last having been conducted for Fiscal 2018, and determined to make changes to the program in order to bring director compensation in line with market. These changes include eliminating the use of meeting fees, increasing the amount of the director annual retainer to $95,000, increasing the annual restricted stock award to $125,000, and increasing the amount paid to the Committee chairs to $20,000 for the Audit Committee and $15,000 for all other committees.

Agreement with Mr. Storch

The Company has an agreement with Mr. Storch relating to his duties as Chairman of the Board.

Under this agreement, Mr. Storch receives standard director compensation under the Company's non-employee director compensation plan and a separate Chairman of the Board annual retainer of $180,000 and reimbursement in an annual amount not to exceed $30,000 per year for an outside office and/or secretarial support for his service as Chairman of the Board. This agreement was amended in July 2021 to reduce Mr. Storch's annual retainer to $150,000. In connection with cost cutting efforts by the Company related to the COVID-19 pandemic, Mr. Storch voluntarily agreed to reduce his annual cash retainer by 20% for the duration of the Board's temporary reduction to their cash fees (April 1, 2020 through December 1, 2020).



Proposal 2
Executive compensation

Proposal 2   Advisory proposal to approve our Fiscal 2021 executive compensation

✅   Our Board of Directors unanimously recommends that you vote FOR this resolution approving the Fiscal 2021 compensation paid to our named executive officers.

Proposal summary

We are asking you to approve the following advisory proposal — commonly known as a "say-on-pay" proposal — on the compensation awarded to our named executive officers for Fiscal 2021 as disclosed in this proxy statement:

> "**RESOLVED**, that the stockholders of the Company approve, on an advisory basis, the compensation of the named executive officers for Fiscal 2021 as reported in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

We hold an annual vote on say-on-pay because we believe it is important to obtain the input of our stockholders on our executive compensation program. Each year our Compensation Committee takes a careful look at the Company's executive compensation program to determine whether to make any design or implementation changes. Reasons to make changes may include the results of prior say-on-pay stockholder votes, stockholder feedback, the financial and operating performance of the Company, the performance of individual senior management members, peer group changes or market trends.

As in prior years, the Compensation Committee designed the Fiscal 2021 executive compensation program to align executive pay with Company performance in order to create an identity of interest between management and stockholders. This goal is accomplished principally through the payment of performance-based cash bonuses and the grant of equity awards.

The Board encourages you to read the "Compensation Discussion and Analysis" and the accompanying executive compensation tables in this proxy statement for a comprehensive description of the Fiscal 2021 executive compensation program.

All Fiscal 2021 executive compensation paid to the named executive officers was performance-based or at-risk compensation, other than base salaries, as shown below:

Plan	Performance goals or vesting criteria
FY21 short-term incentive plan – cash bonuses	• Adjusted earnings per share from continuing operations • Adjusted net working capital turns • Strategic goals
FY21 long-term incentive plan – restricted stock	• Aligned with stockholder value creation with three-year cliff vesting
FY21 long-term incentive plan – stock options	• Stock price appreciation

The charts below show the breakdown of variable compensation and fixed compensation paid to the Company's named executive officers in Fiscal 2021.


John M. Holmes
$1,413,000
Performance-based annual cash bonus
$1,842,024
Stock options
$780,655
Base salary
Total percentage at performance based
81%
Total percentage fixed
19%
Sean M. Gillen
$682,950
Performance-based annual cash bonus
$402,527
Stock options
$172,543
Time-based restricted stock
$392,845
Base salary
Total percentage at performance based
66%
Total percentage retentive
10%
Total percentage fixed
24%
Jessica A. Garascia
$628,000
Performance-based annual cash bonus
$250,021
Stock options
$250,008
Time-based restricted stock
$359,598
Base salary
Total percentage at performance based
59%
Total percentage retentive
17%
Total percentage fixed
24%
Christopher A. Jessup
$667,250
Performance-based annual cash bonus
$455,007
Stock options
$195,082
Time-based restricted stock
$382,738
Base salary
Total percentage at performance based
66%
Total percentage retentive
11%
Total percentage fixed
23%
Eric S. Pachapa
$394,463
Performance-based annual cash bonus
$282,113
Stock options
$120,932
Time-based restricted stock
$309,968
Base salary
Total percentage at performance based
61%
Total percentage retentive
11%
Total percentage fixed
28%

Our Compensation Committee believes that the executive compensation paid to our named executive officers in Fiscal 2021, in form and amount, was appropriate and in the best interests of the Company and its stockholders.

This say-on-pay advisory vote is not binding on the Board of Directors. The Board, however, will review and consider the voting results and other relevant factors in responding to this advisory vote.

Compensation committee Fiscal 2021 report

The Compensation Committee of the Board of Directors of the Company furnishes the following report to the stockholders of the Company in accordance with applicable SEC rules.

The Compensation Committee reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with the Company's management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee of the Board of Directors of AAR CORP.

H. John Gilbertson, Chair
Anthony K. Anderson
Michael R. Boyce
Robert F. Leduc
Peter Pace
Jennifer L. Vogel

Compensation committee interlocks and insider participation

Messrs. Anderson, Boyce, Gilbertson and Leduc, General Pace and Ms. Vogel, all of whom are independent non-employee directors, are the current members of the Compensation Committee of the Board of Directors of the Company. None of the members of the Compensation Committee is or ever was an officer or employee of the Company or any of its subsidiaries, and none of the executive officers of the Company served on the board of directors or compensation committee of any entity whose officers served either on the Board of Directors of the Company or on the Compensation Committee of the Board of Directors of the Company.

Compensation discussion and analysis

Executive summary

Named executive officers

This Compensation Discussion and Analysis describes and explains our Fiscal 2021 executive compensation program for the following executive officers of the Company (the "named executive officers"):

John M. Holmes, President and Chief Executive Officer
Sean M. Gillen, Vice President and Chief Financial Officer
Jessica A. Garascia, Vice President, General Counsel, Chief Compliance Officer and Secretary
Christopher A. Jessup, Vice President, Chief Commercial Officer
Eric S. Pachapa, Vice President, Controller and Chief Accounting Officer

Financial highlights

AAR had strong financial performance for Fiscal 2021 relative to the significant negative impact of the COVID-19 pandemic. Consolidated sales were $1.7 billion, diluted earnings per share from continuing operations was $1.30 (an increase of 83% over Fiscal 2020) and adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, was $1.31 (a decrease of 39% from Fiscal 2020). AAR further strengthened its balance sheet in Fiscal 2021 by driving significant cash generation and implemented several cost cutting initiatives to help it navigate uncertain market conditions presented by COVID-19.

For a definition of adjusted diluted earnings per share from continuing operations and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the year ended May 31	2021 ($)	2020 ($)	2019 ($)
Sales	1,652.3	2,072.0	2,051.8
Operating income	85.2	41.3	98.3
Diluted earnings per share from continuing operations	1.30	0.71	2.40
Cash provided from (used in) operations – continuing operations	108.5	(19.1)	60.5

As of May 31			
Working capital	600.2	1,055.6	595.0
Total assets	1,539.7	2,079.0	1,517.2
Total debt	135.2	602.0	142.9
Equity	974.4	902.6	905.9

Key financial achievements

Sales



Adjusted diluted EPS from continuing operations*



* Please see Appendix B for reconciliations of non-GAAP financial measures.

For more information about our Fiscal 2021 performance, please see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on July 20, 2021. For more information about our stock price performance, please see "Comparison of Cumulative Five-Year Total Return" in our Form 10-K.

Coronavirus aid, relief, and economic security act (CARES Act) and compensation

As previously disclosed, on July 30, 2020, the Company entered into a Payroll Support Program Agreement (the "PSP Agreement") with the U.S. Treasury Department providing the Company with total funding of approximately $57.2 million pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Under the PSP Agreement, the Company and its business are subject to certain restrictions, including, but not limited to, certain limitations on executive compensation through March 24, 2022. These compensation restrictions impacted numerous executive compensation decisions made in Fiscal 2021.

Executive compensation highlights

Fiscal 2021 overview and a look to Fiscal 2022

For Fiscal 2021, when setting compensation in July 2020, the Compensation Committee took into account the limitations on executive compensation imposed by the CARES Act, as well as the difficulty in setting multi-year targets given uncertain economic conditions at the time. Accordingly, the Compensation Committee determined to grant only stock options to John M. Holmes, the Company's President and Chief Executive Officers, and a mix of stock options and restricted stock awards to all other named executive officers for Fiscal 2021 under the Company's long-term incentive program. The Compensation Committee made the decision to temporarily deviate from its normal practice of granting performance-based restricted stock primarily due to difficulty in setting meaningful long-term performance targets given uncertain economic conditions at the time. In particular, the Compensation Committee considered the Company's near-term strategy and determined that stock options were the best vehicle for motivating the team to drive an increase in stock price and align the interest of management with those of stockholders. The Compensation Committee also viewed time-based restricted stock awards as having retentive value to help offset the reductions in compensation necessary to comply with the CARES Act. The Compensation Committee's intent at the time was to reintroduce performance-based restricted stock as business conditions and visibility to future Company performance improved and, in July 2021, when setting pay design for Fiscal 2022, the Compensation Committee determined that 50% of the long-term incentive award for named executive officers should be comprised of performance-based restricted stock due to the stabilization of market conditions. The remainder of the Fiscal 2022 mix was determined to be equally weighted between stock options and time-based restricted stock.

Similarly, when designing short-term incentive compensation for Fiscal 2021, the Compensation Committee determined to use adjusted earnings per share from continuing operations and adjusted net working capital turns as annual financial metrics, but also introduced strategic objectives focused on the Company's priorities for the upcoming fiscal year to emphasize key areas of focus the Compensation Committee determined important for the Company's success in Fiscal 2021. For Fiscal 2022, the Company has maintained the strategic portion of the short-term incentive but at a lower weighting than in Fiscal 2021 to emphasize the importance of financial metrics. The strategic portion for Fiscal 2022 includes a focus on environmental, social and governance, or ESG, to demonstrate the Company's commitment to these important initiatives.

Fiscal 2021 changes to our executive compensation program

When setting compensation for Fiscal 2021, the Board continued to focus on pay-for-performance while taking into account certain unique circumstances, including the impact of COVID-19, restrictions due to the Company's acceptance of CARES Act funding and the related difficulty in setting long-term goals.

During the first half of Fiscal 2021, the Company was managing the business in light of the impact of COVID-19. Accordingly, through December 1, 2020, the following cost reduction measures were in effect:

- Temporary suspension of the Company's 401(k) and SKERP contributions; and
- Reduction in salary of 20% for the Chief Executive Officer and 15% for all other named executive officers.

We believe the outcome of our 2018 through 2020 say-on-pay votes (over 95% support each year) demonstrated strong stockholder support for our executive compensation program. We believe that our Fiscal 2021 program continues to align our executive compensation program with the interests of our stockholders by linking key Company objectives with the preferences of our stockholders, while at the same time balancing the need to retain and recruit top talent in light of the unique circumstances presented by COVID-19.

Fiscal 2021 pay-for-performance and stockholder alignment

- Annual cash bonuses are linked to performance metrics critical to the success of our business strategy: adjusted earnings per share from continuing operations (40%), strategic objectives (40%), and adjusted net working capital turns (20%).
- Fiscal 2021 long-term incentives are 100% equity-based and included only stock options for Mr. Holmes, and a mix of options and time-based restricted stock awards for the remainder of the named executive officers.
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the Company's peer group, while complying with the compensation restrictions in the CARES Act.
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term – is generally consistent with competitive best practices, although the total compensation awarded to Mr. Holmes was below market in Fiscal 2021 due to compensation restrictions imposed by the CARES Act.

Our executive compensation goals and philosophy

Our executive compensation program has three principal goals:

Engage executive talent

Attract and retain talented executives capable of producing outstanding business results for the Company and its stockholders.

Align pay and performance

Motivate and reward executives by paying for performance in a manner that reflects the Company's performance, business group performance and individual performance.

Diversify pay mix

Provide compensation that strikes a proper balance between short-term and long-term compensation, and between fixed compensation and at-risk performance compensation, and between cash and stock compensation, with an emphasis on stock compensation to align the interests of executives with the interests of the Company's stockholders.

Proposal 2 Executive compensation

Our executive compensation philosophy for our named executive officers is to target compensation as follows*:

Compensation element	Target
Base salary	**±10%** of market median
"Total annual cash compensation" (base salary + target annual cash bonus)	**±10%** of market median
"Total direct compensation" (base salary + target annual cash bonus + the grant date value of annual stock awards)	**±15%** of market median

*   For Mr. Holmes, these statements refer to the intended compensation by the Compensation Committee, as opposed to the amount actually awarded to him, which amount was reduced due to compensation restrictions imposed by the CARES Act.

Although targets are set off of the market median, the program is designed to offer our named executive officers with the opportunity to reach or exceed the market 75th percentile with exceptional performance.

The compensation opportunities for individual executives may vary depending on experience, effectiveness, performance and other relevant factors. By incentivizing and rewarding outstanding performance, our executive compensation program seeks to link the achievement of the Company's key business performance goals and stock price performance directly with the pay outcomes for our named executive officers.

Cash bonuses under the Fiscal 2021 short-term incentive plan

Strategic goal	Compensation measure
Drive profitability and deliver value to stockholders	**40%** Adjusted earnings per share from continuing operations
Align management's interests with priorities that are important to the Company, including navigating the effects of COVID-19	**40%** Strategic objectives
Make efficient use of stockholder capital in support of Company sales	**20%** Adjusted net working capital turns

Fiscal 2021 long-term incentive plan

Given the economic uncertainty resulting from COVID-19, the subsequent difficulty in setting meaningful long-term performance targets, and the compensation restrictions imposed by the CARES Act, the Fiscal 2021 long-term incentive program consists of stock options and restricted stock. The Compensation Committee determined that a one-year, temporary, reprieve from the use of performance shares was appropriate in Fiscal 2021 given the impact of COVID-19 on the business and restrictions related to the Company's use of CARES Act funding, as further discussed herein. The Compensation Committee awarded only stock options to Mr. Holmes and a mix of stock options and time-based restricted stock to the other named executive officers because stock options align management's interests with those of its stockholders and time-based restricted stock has a retentive value.

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Challenging performance targets under our incentive compensation plans
- ✓ Emphasis on performance-based or at-risk compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions in executive agreements
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Do Not Do

- ✗ No tax gross-ups
- ✗ No repricing of stock options
- ✗ No dividends on performance-based restricted stock unless performance goals are met

The Company generally targets its annual pay mix for executive officers (particularly for its Chief Executive Officer) to place significant weight on performance-based and at-risk compensation over fixed compensation. This pay mix is reflected in the following breakdown of Fiscal 2021 target total direct compensation:

Chief Executive Officer


24.7%
Base salary
24.7%
Annual cash bonus
50.6%
Stock options
Performance-based compensation
75.3%

Other NEOs


30.5%
Base salary
14.1%
Time-based restricted stock
28.9%
Annual cash bonus
26.5%
Stock options
Performance-based compensation
55.4%

Principal elements of our Fiscal 2021 executive compensation program

The table below describes and explains the purpose of the principal elements of the Fiscal 2021 executive compensation program for our named executive officers:

	Compensation element	Form of compensation	Performance period	Performance measures	Purposes of the compensation element
Annual compensation	Base salary	Cash	1 year	Individual performance and contributions Qualifications and responsibilities Experience and tenure with the Company Competitive salary considerations	Rewards individual performance and contributions consistent with an individual's position and responsibilities Provides competitive compensation Balances risk-taking concerns associated with performance-based compensation
Annual compensation	Annual cash bonus	Cash	1 year	40% Adjusted earnings per share from continuing operations 20% Adjusted net working capital turns 40% Strategic objectives	Promotes retention of executive talent Provides short-term, cash-based incentive Measures performance against key corporate goals Aligns management's interests with priorities that are important to the Company, including navigating the effects of COVID-19
Long-term incentive	Stock options	Stock	Up to 10 years (stock option term)	70% Stock price	Promotes retention of executive talent Aligns payout directly with stockholder value creation
Long-term incentive	Time-based restricted stock	Stock	3 years	30% Time-based restricted stock	Promotes retention of executive talent Aligns payout directly with stockholder value creation

Our compensation committee's decision-making process

Each year the Compensation Committee reviews the Company's executive compensation program and the programs of other companies, including its peer group companies. The Compensation Committee seeks to confirm that each compensation element of the Company's program, as well as the compensation structure, is not only competitive within the Company's marketplace, but also is appropriate for the Company in light of its history, culture, performance and strategy. Particular attention is given to the Company's stock price and total stockholder return to ensure proper alignment between executive compensation and stock price performance.

The Compensation Committee took the following actions in setting and approving executive compensation for Fiscal 2021.

January 2020

✔ Reviewed and approved the Company's Fiscal 2021 peer group.



April and May 2020

✔ Took action to reduce aspects of executive compensation in light of the impact of COVID-19.

✔ Made temporary reductions in base salary of 20% for our CEO and 15% for the other executive officers, and reductions in base salary ranging from 5% to 10% for other salaried employees through December 1, 2020.

✔ Temporarily suspended the Company's 401(k) and SKERP contributions through December 1, 2020.



June and July 2020

✔ Assessed the Company's prior year's target executive compensation against the target executive compensation of the Company's peer group companies and of other aerospace and defense companies.

✔ Assessed the Company's prior year performance against the performance of peer group companies.

✔ Considered other information relevant to the Fiscal 2021 executive compensation program (e.g., the prior year's say-on-pay result and the CEO's recommendations) as well as anticipated receipt of CARES Act funding and related compensation restrictions.

✔ Set target Fiscal 2021 compensation — base salaries, annual cash bonuses and stock awards — for the Company's executive officers.



December 2020

✔ Base salaries restored for all employees, without any make-whole amounts paid.

✔ Company's 401(k) and SKERP contributions restored.



July 2021

✔ Approved Fiscal 2021 annual cash bonuses based on the Company's performance in Fiscal 2021.

✔ Approved performance-based restricted stock outcomes for the three-year performance period ended May 31, 2021.

Fiscal 2021 executive compensation

CEO pay in Fiscal 2021

In determining Mr. Holmes's Fiscal 2021 compensation, the Compensation Committee took into consideration the following principal factors:

- Mr. Holmes's understanding of the Company's culture, strategy, business and operations, as well as the going-forward challenges facing the Company;
- A recognition that Fiscal 2021 would be Mr. Holmes's third year as a Chief Executive Officer, in comparison to the median tenure of six years for CEOs in the Company's peer group;
- A competitive pay analysis prepared by the Compensation Committee's independent compensation consultant in June 2020, which indicated that Mr. Holmes's target pay was below the median;
- The restrictions to executive compensation presented by the CARES Act; and
- The Compensation Committee's belief that the substantial majority of Mr. Holmes's compensation should be contingent on performance or linked with stockholder value creation.

Based on these factors, the Compensation Committee initially intended to set Mr. Holmes's Fiscal 2021 target pay at $5,180,000, consisting of base salary of $900,000 (up 9% from Fiscal 2020), target cash bonus opportunity of $900,000 (100% of his base salary), and stock-based compensation with a target dollar value of approximately $3,380,000. This total target pay represented a $930,000 increase over Fiscal 2020 compensation, consistent with a three-year compensation plan adopted at the outset of Mr. Holmes's tenure.

However, in light of the CARES Act compensation restrictions, which include contractual limits on Mr. Holmes' annual compensation, the Compensation Committee determined to reduce Mr. Holmes's stock-based compensation by 92,904 options and 53,537 shares of restricted stock, thereby eliminating the restricted stock award. The Compensation Committee determined it was appropriate to consider target pay, however, so that when the CARES Act restrictions are lifted in March 2022, Mr. Holmes's pay can be reset at a competitive rate.

Fiscal 2021 base salaries

The Compensation Committee believes that base salaries — representing fixed compensation — should be sufficiently competitive for AAR to attract and retain talented executives, but should be a less significant percentage of total compensation than performance-based compensation for AAR's executive officers.

The Compensation Committee increased the base salaries of the named executive officers as outlined below effective December 1, 2020, in each case to bring compensation in line with relevant benchmarking. Prior to December 1, 2020, the compensation of the President and Chief Executive Officer and other named executive officers had been reduced by 20% and 15%, respectively, in connection with the Company's cost-cutting measures.

The following table shows Fiscal 2020 and Fiscal 2021 annual base salaries for the named executive officers, as set by the Compensation Committee. The Fiscal 2021 increases in base salary became effective December 1, 2020, and the Fiscal 2020 compensation reflects the amounts set prior to the reductions described above.

Named executive officer	Fiscal 2020 ($)	Fiscal 2021 ($)	Increase %
John M. Holmes	825,000	900,000	9.1
Sean M. Gillen	412,000	435,000	5.6
Jessica A. Garascia	375,000	400,000	6.7
Christopher A. Jessup	400,000	425,000	6.3
Eric S. Pachapa	335,000	335,000	—

Fiscal 2021 cash bonuses

Fiscal 2021 short-term incentive plan – setting targets

At its July 2020 meeting, the Compensation Committee approved the Fiscal 2021 short-term incentive plan for the named executive officers. The Fiscal 2021 short-term incentive plan used three performance goals to determine annual cash bonuses: (1) the Company's earnings per share from continuing operations as adjusted (weighted 40%), (2) the Company's adjusted net working capital turns (weighted 20%) and (3) certain strategic objectives (weighted 40%). The strategic objectives goal was added to the annual cash bonus program in Fiscal 2021 in order to align management interests with priorities that are important to the Company, including navigating the impact of COVID-19 on the business. The strategic objectives for Fiscal 2021 included the following: (A) to analyze and evaluate and make adjustments, if necessary, to the Company's capital structure to maintain balance sheet flexibility and adequate liquidity, (B) to evaluate the Company's portfolio and take actions, where necessary, to manage risks presented by COVID-19 exposures, (C) to continue to identify, evaluate and invest in opportunities to benefit the Company over the long-term; including areas of market dislocation due to COVID-19's impact, and (D) to promote an engaged and enabled workforce, with a focus on the health, safety and culture of the employee base, implementing the latest best practices for a safe work environment in light of COVID-19.

The following table shows each of the three performance goals at the threshold, target and maximum levels:

Performance goal	Threshold	Target	Maximum
40% Adjusted earnings per share from continuing operations (weighting)	$0.38	$0.50	$0.63
40% Strategic objectives (weighting)	N/A	N/A	N/A
20% Adjusted net working capital turns (weighting)	1.69	2.25	2.81

Each of the target adjusted earnings per share from continuing operations goal ($0.50) and the adjusted net working capital turns goal (2.25) for Fiscal 2021 represents a decrease from the prior year's target but represents an increase over the actual results during the fourth quarter of Fiscal 2020, which were $0.26 and 0.7, respectively, as a result of the impact of the COVID-19 pandemic on the Company's operations.

The Compensation Committee believes adjusted earnings per share from continuing operations and adjusted net working capital turns are critical performance measures of the Company's financial success. Adjusted earnings per share from continuing operations measures the Company's performance in delivering earnings to stockholders, and adjusted net working capital turns measures the Company's effectiveness in using its working capital and, in particular, in using its cash.

- "*Adjusted earnings per share from continuing operations*" is defined under the Fiscal 2021 short-term incentive plan as adjusted diluted earnings per share from continuing operations as disclosed by the Company in its periodic reports filed with the Securities and Exchange Commission, excluding the same items indicated in the Company's quarterly earnings releases for the metric, special charges or unusual or infrequent items incurred during the performance period, and as may be adjusted for changes in generally accepted accounting principles.

- "*Adjusted net working capital turns*" is defined under the Fiscal 2021 short-term incentive plan as net sales from continuing operations divided by average working capital, where working capital is defined as net accounts receivable plus net inventories minus accounts payable, excluding non-GAAP items included on the Company's quarterly earnings releases, special charges or unusual or infrequent items incurred during the performance period, including changes in the Company's accounts receivable financing program, and as may be adjusted for changes in generally accepted accounting practices.

In calculating adjusted earnings per share from continuing operations and adjusted net working capital turns, the Compensation Committee has the discretion to exclude special charges or unusual or infrequent items incurred during the performance period and to adjust for changes in GAAP if it determines that such exclusions or adjustments are appropriate. The Compensation Committee exercises this discretion with respect to special charges infrequently, typically limiting it to situations where the special charge was non-recurring or unforeseen and not within the control of management. In addition, the Compensation Committee maintains the discretion to adjust amounts further downward.

The Fiscal 2021 annual cash bonus opportunities (in dollar amounts and as a percentage of base salary), at the threshold, target and maximum levels for the named executive officers are set forth in the table below, with performance between threshold and target levels and between target and maximum levels resulting in proportionate straight-line payouts:

| | Threshold | | Target | | Maximum | |
| | Dollar amount ($) | Percent of base salary (%) | Dollar amount ($) | Percent of base salary (%) | Dollar amount ($) | Percent of base salary (%) |
Named executive officer						
John M. Holmes	450,000	50%	900,000	100%	1,800,000	200%
Sean M. Gillen	217,500	50%	435,000	100%	870,000	200%
Jessica A. Garascia	200,000	50%	400,000	100%	800,000	200%
Christopher A. Jessup	212,500	50%	425,000	100%	850,000	200%
Eric S. Pachapa	125,625	37.5%	251,250	75%	502,500	150%

Fiscal 2021 short-term incentive plan – approving payouts

For Fiscal 2021, the Company reported adjusted diluted earnings per share from continuing operations of $1.31 and achieved working capital turns of 2.62. As noted, the Compensation Committee has the discretion under the Fiscal 2021 short-term incentive plan to exclude or add back one-time special charges that it considers unusual or unforeseen and outside of management's control.

The working capital turns of 2.62 resulted in a payout of 166% for that portion of the metric. Earnings per share from continuing operations was $1.31, which has been adjusted to exclude "special charges" and unusual items of $0.01 consisting of non-GAAP adjustments externally reported which include loss on sale of business of $0.44, severance, furlough and pension settlement costs of $0.22, contract termination/restructuring costs and loss provisions of $0.20, asset impairment charges of $0.15, customer credit and bankruptcy charges of $0.10, investigation and remediation compliance costs of $0.10, facility consolidation and repositioning costs of $0.09, and strategic financing evaluation costs of $0.02, which were partially offset by government COVID subsidies of $1.22 and a gain on legal settlement of $0.09. The Compensation Committee determined that these adjustments were appropriate as they are the same adjustments made and reported in connection with the Company's earnings statements. The resulting payout for this metric was 200%, which is the maximum payout.

For the strategic objectives the Compensation Committee reviewed each objective, and determined that due to the following factors, a payout of 109% for this metric was appropriate:

Objective	Factors
Oversee Company's capital structure to maintain balance sheet flexibility and adequate liquidity	• Reduced net debt by $114 million • Reduced net leverage from 1.7x to 0.7x • Obtained CARES Act funding
Manage risk presented by Covid-19 exposures	• Initiated numerous cost-cutting actions, including exiting and consolidating facilities
Invest in opportunities to benefit and grow the Company	• Entered and expanded numerous profitable contracts
Promote an engaged and enabled workforce	• Implemented several ESG initiatives, including diversity goals, employee resource groups and focused on COVID-19 safety protocols

Giving weighting to all of these items, the total payout under the short-term incentive plan was 157%.

| | Fiscal 2021 short-term incentive plan | |
| | Target bonus ($) | Actual bonus ($) |
Named executive officer		
John M. Holmes	900,000	1,413,000
Sean M. Gillen	435,000	682,950
Jessica A. Garascia	400,000	628,000
Christopher A. Jessup	425,000	667,250
Eric S. Pachapa	251,250	394,463

Fiscal 2021 stock awards

In July 2020, the Compensation Committee approved awards of time-based restricted stock and stock options to its named executive officers under the Fiscal 2021 long-term incentive plan.

The Compensation Committee decided to eliminate performance-based equity awards solely for Fiscal 2021 due to challenges in establishing multi-year targets in the COVID-19 environment and compensation limits imposed by the CARES Act.

In Fiscal 2021 the Compensation Committee determined the types and dollar amounts of stock awards to be granted, based on a number of factors, including:

- The impact of COVID-19 and the difficulty in establishing multi-year targets;
- The restrictions on executive compensation imposed by the CARES Act;
- The Fiscal 2021 executive compensation assessment prepared by its independent compensation committee consultant;
- The Company's budget for compensation expense;
- The Company's stock price;
- The Company's burn rate experience under its stock plan;
- The levels of responsibility, seniority and overall compensation of the participants; and
- The Chief Executive Officer's recommendations for participants other than himself.

For Fiscal 2021, Mr. Holmes received only stock options, and the remainder of the named executive officers received 70% options and 30% time-based restricted stock awards, with the exception of Ms. Garascia, who received a 50%-50% split pursuant to her offer of employment. The Compensation Committee was unable to award Mr. Holmes his entire intended equity award due to CARES Act restrictions; accordingly, because the Compensation Committee decided to reduce restricted stock awards first when making CARES Act reductions, Mr. Holmes was awarded solely stock options.

Stock awards for chief executive officer

100%
Stock options



Stock awards for other named executive officers*

30%
Time-based restricted stock

70%
Stock options



* Pursuant to her offer letter, Ms. Garascia received a 50/50 mix of options and time-restricted stock.

Stock awards for other employees

50%
Time-based restricted stock

50%
Stock options



The Compensation Committee's use of stock options is intended to focus executives on stock price appreciation. Stock options only have value to an executive if the Company's stock price increases above its grant date value, thus providing a "win-win" for the executives and the Company's stockholders. The Compensation Committee's use of time-vested restricted stock is intended to promote retention and align the interests of our named executive officers with those of our stockholders.

Stock options

The Compensation Committee approved the following grants of stock option awards for Fiscal 2021, subject to time-based vesting:

	Fiscal 2021 stock options	
Named executive officer	Number of shares	Grant date fair value ($)
John M. Holmes	326,600	1,842,024
Sean M. Gillen	71,370	402,527
Jessica A. Garascia	44,330	250,021
Christopher A. Jessup	80,675	455,007
Eric S. Pachapa	50,020	282,113

The grant date fair value in the table above was based on a Black-Scholes valuation, using the $18.94 closing price of the Common Stock on the July 13, 2020 date of grant.

The stock options generally vest 33⅓% on each of July 31, 2021, July 31, 2022 and July 31, 2023. The Compensation Committee believes that stock options serve a valuable purpose in helping to retain executives and reward them for building a career with the Company. Stock options, once vested, remain subject to the retention requirements under the Company's stock ownership guidelines.

Restricted stock

The Compensation Committee approved the following grants of restricted stock awards for Fiscal 2021, subject to time-based vesting:

	Fiscal 2021 restricted stock	
Named executive officer	Number of shares	Grant date fair value ($)
John M. Holmes	—	—
Sean M. Gillen	9,110	172,543
Jessica A. Garascia	13,200	250,008
Christopher A. Jessup	10,300	195,082
Eric S. Pachapa	6,385	120,932

The grant date fair value in the table above was based on the $18.94 closing price of the Common Stock on the July 13, 2020 date of grant.

The restricted shares generally vest 100% on July 31, 2023, with the exception that Ms. Garascia's restricted shares vested on December 31, 2020 in accordance with the terms of her offer letter. The Compensation Committee believes that restricted shares serve a valuable purpose in helping to retain executives and reward them for building a career with the Company.

Performance-based restricted stock – approving Fiscal 2019 award payouts

In July 2021, the Compensation Committee approved the payouts of shares of performance-based restricted stock under the Fiscal 2019 long-term incentive program (these grants were previously disclosed in the Company's 2019 proxy statement). The payout was determined by the Company's cumulative net income from continuing operations, return on invested capital and total shareholder return performance for the three-year performance period that began on June 1, 2018 and ended on May 31, 2021 versus target performance goals as set forth below.

Performance Goal	Target	Actual*
Cumulative income from continuing operations (70%)	$254.9 million	$207.9 million
Return on Invested Capital (20%)	7%	6.53%
Total shareholder return (10%)	50th percentile	18th percentile

* Income from continuing operations has been adjusted as permitted under the plan to exclude "special charges" and unusual items of $52.7 million (net of tax), consisting of non-GAAP adjustments externally reported which include contract termination/restructuring costs and loss provisions of $31.1 million, loss on sale of business of $15.3 million, customer credit and bankruptcy charges of $14.6 million, severance, furlough and pension settlement costs of $14.5 million, asset impairment charges of $14.1 million, investigation and remediation compliance costs of $13.8 million, facility consolidation and repositioning costs of $8.0 million, and strategic financing evaluation costs of $1.1 million partially offset by Government COVID subsidies of $44.9 million, recognition of previously reserved income tax benefits of $6.5 million, state income tax benefits of $5.1 million, and a gain on legal settlement of $3.3 million. Where applicable, return on invested capital has been adjusted for the special charges and unusual items listed above in addition to the impact of our accounts receivable financing program.

Based on the Company's cumulative net income from continuing operations, return on invested capital results and total stockholder return for the performance period, as adjusted as outlined above, the Fiscal 2019 performance-based restricted shares paid out as follows:

Named executive officer*	Target number of shares granted in Fiscal 2019	Total shares paid out
John M. Holmes	23,400	12,636
Christopher A. Jessup	5,200	2,808
Eric S. Pachapa	2,600	1,404

* Mr. Gillen and Ms. Garascia were not employed by the Company at the time of the Fiscal 2019 grant.

Fiscal 2021 total direct compensation

The following table shows target total direct compensation (base salary + annual cash bonus + the grant date value of annual stock awards) set for each named executive officer for Fiscal 2021, compared to actual total direct compensation received by each named executive officer for Fiscal 2021.

Named executive officer	Fiscal 2021 total direct compensation		
	Target* ($)	Actual ($)	Actual as a % of target
John M. Holmes	3,642,024	4,035,679	111%
Sean M. Gillen	1,445,000	1,650,865	114%
Jessica A. Garascia	1,300,000	1,487,627	114%
Christopher A. Jessup	1,500,000	1,700,077	113%
Eric S. Pachapa	989,250	1,107,476	112%

* For Mr. Holmes, this amount refers to the compensation the Compensation Committee actually awarded to him, after reductions made in order to comply with the CARES Act. The amount of his intended target compensation in the absence of those restrictions was $5,180,000.

Fiscal 2021 peer group

The Compensation Committee believes that total compensation opportunities for the Company's key executives, including the named executive officers, should be competitive with those offered by other companies competing for talent in the Company's employment market.

The goal of the Compensation Committee is to assemble a set of peer group companies that provide relevant pay and performance comparisons with the Company. The Compensation Committee and its independent compensation consultant recognize that any peer group of the Company will be imprecise given the Company's unique characteristics, the diversity of its businesses and the diversity of the markets in which the Company operates. They further recognize that there will be larger-sized and smaller-sized companies in the Company's peer group; companies that are competitors in some but not all of the Company's businesses; and other financial, business or market attributes that the peer group companies may or may not share with the Company.

When determining the Fiscal 2021 peer group, the Compensation Committee used the following criteria: company type; industry classification (using Standard and Poor's GICS codes); companies of comparable size to the Company by annual revenue (with secondary consideration given to market value); and business focus (organizations that conducted business similar in nature to that conducted by the Company).

Following its review and analysis, the Compensation Committee recommended and the Board of Directors approved a Fiscal 2021 peer group consisting of the following 17 companies:

- Aerojet Rocketdyne Holdings, Inc.
- Applied Industrial Technologies, Inc.
- Barnes Group, Inc.
- CACI International Inc.
- Crane Co.
- Cubic Corporation

- Curtiss-Wright Corporation
- Heico Corporation
- Hexcel Corporation
- Kaman Corporation
- Moog Inc.
- MSC Industrial Direct Co., Inc.

- Teledyne Technologies, Incorporated
- The Timken Company
- TriMas Corporation
- Triumph Group, Inc.
- Woodward, Inc.

The Fiscal 2021 peer group is identical to the Fiscal 2020 peer group, except for the addition of Applied Industrial Technologies, Inc. and The Timken Company and the elimination of Esterline Technologies Corporation and Wesco Aircraft Holdings, Inc. The Compensation Committee noted the following reasons supporting its selection of the Fiscal 2021 peer group.

- The importance of year-to-year consistency in the comparisons of executive compensation;
- The fact that nine of the 17 companies in the Company's peer group were also listed as peer group companies by each of Institutional Shareholder Services ("ISS"), a large proxy advisory firm, and Glass Lewis, another large proxy advisory firm; and
- The difficulty in making changes to the peer group in light of the impact of COVID-19 on the Company and its peers.

Say-on-pay vote

The Compensation Committee carefully considered the results of prior years' stockholder say-on-pay votes and other stockholder feedback in designing the Fiscal 2021 executive compensation program and making executive compensation decisions for the Company's executives.

The table to the right shows the say-on-pay vote at the Company's last three annual meetings of stockholders, reflecting a positive trend in stockholder support for the changes made by the Compensation Committee to the Company's executive compensation program:

Say-on-pay vote



2020	97%
2019	97%
2018	95%
2017	78%

Recommendations of the chief executive officer

The Compensation Committee may consider the Chief Executive Officer's recommendations but retains the ultimate decision-making authority and responsibility for compensation decisions affecting the Company's executive officers.

The Compensation Committee considered the recommendations of the Chief Executive Officer in making Fiscal 2021 cash bonus and stock award decisions for the executive officers other than the Chief Executive Officer. In making his recommendations, the Chief Executive Officer evaluated the performance of the executives during the prior year against pre-established performance goals. Some of the performance goals related to the financial performance of the Company or the executive officer's business group. Other performance goals were non-quantitative and related to leadership development, customer relationships, acquisition integration, diversity development, or similar Company initiatives. The Chief Executive Officer's recommendations reflected his assessment of an individual executive officer's overall contributions to the performance of the Company.

Other compensation information

The Compensation Committee also considered certain historical compensation data for the Company's executives. This data included summaries of cash and equity compensation received in past years by each executive officer. The Compensation Committee also reviewed the executives' total annual compensation, including cash and non-cash direct compensation, cumulative benefits and savings under retirement plans and equity compensation programs, perquisites and potential payments on termination of employment, whether on a change-in-control of the Company or otherwise. It reviewed the performance of the Company and the executive officers during the year, taking into account pre-established goals, operational performance, business responsibilities, career experience, and long-term potential to enhance stockholder value. The Compensation Committee reviewed internal pay comparisons among the Company's executives to ensure that the Company's executive compensation program reflects the executives' relative positions, responsibilities, and contributions to the Company.

Coronavirus aid, relief, and economic security act and compensation

As previously disclosed, on July 30, 2020, the Company entered into a Payroll Support Program Agreement (the "PSP Agreement") with the U.S. Treasury Department providing the Company with total funding of approximately $57.2 million pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Under the PSP Agreement, the Company and its business are subject to certain restrictions, including, but not limited to, certain limitations on executive compensation through March 24, 2022.

At its meeting on July 12, 2021, the Compensation Committee reviewed and considered the intended long-term equity compensation levels for Fiscal 2022 as an element of the annual total target compensation package based on peer benchmarking and other factors. However, in designing the Fiscal 2022 program, the Committee determined to reduce the grant level of the long-term equity awards to comply with the CARES Act compensation limits. As a result, three of the named executive officers, Messrs. Holmes, Jessup and Pachapa, had their July 2021 equity awards reduced to comply with the CARES Act limits, as detailed in the table below and based on grant date fair value.

Name	Intended Fiscal 2022 LTI Equity Award Level ($)	Actual Fiscal 2022 LTI Equity Award Level ($)	Reduction For CARES Act Limit ($)
John M. Holmes	3,380,000	1,280,078	2,099,922
Christopher A. Jessup	800,000	405,076	394,924
Eric S. Pachapa	403,000	260,045	142,955

In light of the compensation reductions made to comply with the CARES Act restrictions in Fiscal 2021 and Fiscal 2022, Mr. Holmes' successful management of the Company during the Coronavirus pandemic and in recognition of the need to retain Mr. Holmes and maintain competitive compensation with our peer group, on July 13, 2021, the Board awarded a deferred cash retention award to Mr. Holmes in the amount of $1,000,000. In making the determination to grant this award, the Board considered Mr. Holmes' strong leadership and performance over the past year, concerns related to the need to retain and reward Mr. Holmes, considerations related to compensation benchmarking and external pay parity, and Mr. Holmes' voluntary pay reduction taken during the beginning of the pandemic. The Compensation Committee may consider additional actions in the future following the expiration of the CARES Act restricted period to maintain competitive compensation for and incentivize retention of those individuals impacted by the CARES Act. The deferred cash retention award will be paid to Mr. Holmes following the expiration of the CARES Act restricted period only if he remains continuously employed at the Company through such date (the award will be paid earlier in the case of his death or disability).

Fiscal 2022 compensation

The Compensation Committee determined in July 2021, when setting Fiscal 2022 compensation, to award performance-based restricted stock, restricted stock, and stock options at a 50%, 25% and 25% mix, respectively. The Compensation Committee determined to reinstate its long-standing practice of making performance-based restricted stock awards due to the stabilization of market conditions.

Key executive compensation policies and practices

The following are key factors that also affect the executive compensation decisions made by the Compensation Committee for the Company's executives, including its named executive officers:

Stock ownership guidelines

The Company has stock ownership guidelines requiring directors and executive officers to own and retain a meaningful amount of the Company's stock.

The table below summarizes the current stock ownership guidelines:

Applicable persons	Stock ownership requirement market value
Non-Employee Directors	Lesser of $285,000 market value of shares or 20,000 shares (within five years of joining the Board)
CEO	6x base salary
Direct Reports to CEO	2x base salary
Other Executive Officers	1x base salary

Executive officers not in compliance with these guidelines must retain at least 50% of the net shares after the payment of the exercise price and the withholding of taxes in the case of an option exercise or the withholding of taxes in the case of the vesting of restricted stock. Failure to meet these stock ownership levels or to show sustained progress toward meeting them may result in a reduction in future stock awards. Stock values are measured as of each fiscal year-end, with unvested stock awards counted at 50% of their value and stock options counted at 0%.

All directors and named executive officers of the Company complied with the stock ownership requirements as of May 31, 2021.

Employment, severance and other agreements

The Company has an employment agreement with Mr. Holmes, its President and Chief Executive Officer, and as of May 31, 2021, had severance and change-in-control agreements in place with the remainder of the named executive officers. See "— Employment agreement with Mr. Holmes" for a description of the employment agreement between the Company and Mr. Holmes and "Potential payments upon a termination of employment or a change-in-control of the Company" for a description of the severance and change-in-control agreements with the remainder of the named executive officers.

The rationale for the employment agreement and the severance and change-in-control agreements is to provide an appropriate measure of security and incentive to the executive officers in line with market practice and to promote the Company's goal of senior leadership stability.

The Company has no tax gross-up provisions or single trigger change-in-control provisions in any agreement with any executive officer.

Equity grant practices

The Compensation Committee meets from time to time to consider and act with respect to equity compensation awards for the Company's executive officers. As described, the Compensation Committee typically grants annual stock awards at its July meeting. The Compensation Committee — or the Chief Executive Officer pursuant to authority delegated by the Compensation Committee — also grants stock awards to newly hired or newly promoted employees at other times during the year. In all cases, the grant date is the date on which the Compensation Committee acts to approve the award, unless the Compensation Committee establishes the grant date at a specified future date. Board and Compensation Committee meetings are generally scheduled a year in advance and without regard to anticipated earnings or other major announcements by the Company. The Company does not time the granting of its equity compensation awards to affect the value of its executive compensation.

Perquisites

We provide limited perquisites to our executive officers. See footnotes to the "All Other Compensation" column of the Summary Compensation Table for a description and valuation of these perquisites. The Compensation Committee believes these perquisites are reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Retirement benefits

The Company's named executive officers participate in one or more of the following retirement plans:

- Retirement Plan: A tax-qualified defined benefit plan whose benefit accruals ceased in June 2005.
- Retirement Savings Plan: A tax-qualified 401(k) savings plan available to all employees.
- SKERP: A non-qualified retirement plan that makes up 401(k) benefits that would otherwise be lost as a result of Internal Revenue Code limits and provides additional employer contributions.

The Compensation Committee views the retirement benefits for the named executive officers as reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Risk management

The Compensation Committee considered, with the assistance of its independent compensation consultant, whether the Company's compensation policies and practices in Fiscal 2021 for its employees, including the named executive officers, posed any significant risks or were reasonably likely to have a material adverse effect on the Company. The Compensation Committee determined that the Company's compensation policies and practices did not encourage excessive or inappropriate risk-taking and that they were not reasonably likely to have any such material adverse effect on the Company.

The Compensation Committee believes that the design and operation of the Company's executive compensation program are consistent with the Company's risk management strategies for the following reasons:

- The Fiscal 2021 executive compensation program was designed to provide a proper balance between cash and stock compensation, fixed and variable compensation, and short-term and long-term compensation. The Compensation Committee generally favors a heavier weighting of longer-term, stock compensation to align the executives' interests with the interests of stockholders, to promote performance and to encourage long-term value creation.
- Fiscal 2021 short-term incentive plan awards — performance-based cash compensation — were based on three different performance metrics: adjusted earnings per share, adjusted net working capital turns and strategic objectives, all of which provide benefits to the Company's stockholders. In any year, regardless of the Company's performance against these metrics, the Compensation Committee retains (and has exercised) the discretion to reduce any annual cash bonus for any reason.
- The balance built into the Fiscal 2021 short-term incentive plan was also reflected in the Fiscal 2022 long-term incentive plan awards, which consisted of stock options and time-based restricted stock. Each of these long-term equity-based incentive awards contains vesting periods designed to promote employee retention. The stock options, which comprised 70% of the awards (or 50% of the awards for Ms. Garascia and 100% of the awards for Mr. Holmes), are linked to the value of the Company's common stock, thus aligning the executives' interests with the interests of the Company's stockholders.
- The Company's stock ownership guidelines align the interests of directors and executive officers with the interests of stockholders, providing further assurance that decisions are made in the best interest of stockholders.
- The Compensation Committee, its independent compensation consultant and senior management work together to ensure that the aggregate level of executive compensation fits within the Company's budget.

Role of the independent compensation consultant

Semler Brossy Consulting Group ("Semler Brossy") served as the independent compensation consultant to the Compensation Committee in Fiscal 2021. Semler Brossy provides research, data analysis, market information and compensation plan design expertise and experience to the Compensation Committee. Semler Brossy assisted with the design and implementation of the Fiscal 2021 short-term and long-term incentive plans for the Company's senior executives and the development of the Company's peer group for executive compensation purposes. Semler Brossy also kept the Committee apprised of regulatory developments and market trends related to executive compensation practices.

Semler Brossy does not determine or recommend the amount or form of executive compensation for any of the Company's executive officers. Representatives of Semler Brossy attended all meetings of the Compensation Committee in Fiscal 2021.

The Compensation Committee considered the independence of Semler Brossy in Fiscal 2021. The Compensation Committee's consideration of Semler Brossy's independence focused on the following factors:

- Semler Brossy provides no other services to the Company and received no other fees from the Company apart from its compensation for consulting with the Compensation Committee;
- The conflicts of interest policies and procedures of the Company and of Semler Brossy;
- The fact that the Semler Brossy employees who provided compensation consulting services did not own any shares of the Company's common stock;
- The lack of any relationships between Semler Brossy and members of the Company's Board of Directors; and
- The lack of any relationships between Semler Brossy and any of the Company's executive officers.

Based on this assessment, the Compensation Committee concluded that no conflicts of interest existed with respect to Semler Brossy and that Semler Brossy was independent of the Company.

Incentive compensation claw-back policy

The Company has an incentive compensation claw-back policy. The policy provides for the recoupment of incentive compensation, including bonuses and equity-based grants and awards, paid to a current or former executive officer of the Company where such person's misconduct contributed to an accounting restatement of the Company's financial statements.

The Company is aware of the proposed compensation claw-back rules issued by the SEC. The Company will revise its incentive compensation claw-back policy to comply with the requirements of the SEC's final rules if and when they are adopted.

Anti-hedging and anti-pledging policies

The Company maintains a strong insider trading policy aimed at ensuring that its directors, officers and employees do not use confidential or material non-public information in connection with trading in Company securities or in the securities of other companies with which the Company does business. The purpose of the insider trading policy is to promote compliance with applicable securities laws governing insider trading.

An important part of the Company's insider trading policy is the prohibition on directors, officers and employees engaging in short sales, market put and call options, margining and hedging, pledging or hypothecation of the Company's securities, except for pledging or hypothecation in connection with a cashless exercise of stock options issued by the Company. The Company discourages its directors, officers and employees from engaging in short-term speculative trading, and the prohibition on hedging and pledging securities is consistent with this perspective.

Executive compensation tables

Summary compensation table[1]

The following table sets forth compensation information for the Company's named executive officers for Fiscal 2021, Fiscal 2020 and Fiscal 2019 (where applicable):

Name and principal position	Year	Salary ($)[2]	Bonus ($)	Stock awards ($)[3]	Option awards ($)[4]	Non-equity incentive plan compensation ($)[5]	Change in pension value and non-qualified deferred compensation earnings ($)[6]	All other compensation ($)[7]	Total ($)
John M. Holmes President and Chief Executive Officer	2021	780,655	—	—	1,842,024	1,413,000	790	86,957	4,123,426
	2020	801,101	—	1,300,212	1,300,118	1,113,750	756	220,970	4,736,907
	2019	750,000	—	1,125,306	1,125,041	—	723	344,077	3,345,147
Sean M. Gillen Vice President and Chief Financial Officer	2021	392,845	—	172,543	402,527	682,950	—	24,151	1,675,016
	2020	403,498	—	250,439	428,841	556,200	—	98,815	1,737,793
	2019	160,215	500,000	250,020	70,934	—	—	6,276	987,445
Jessica A. Garascia Vice President, General Counsel, Chief Compliance Officer and Secretary	2021	359,598	—	250,008	250,021	628,000	—	27,913	1,515,540
	2020	117,262	50,000	—	—	168,750	—	3,558	339,570
Christopher A. Jessup Vice President, Chief Commercial Officer	2021	382,738	—	195,082	455,007	667,250	—	30,355	1,730,432
	2020	391,746	—	250,439	249,775	540,000	—	140,958	1,572,918
Eric S. Pachapa Vice President, Controller and Chief Accounting Officer	2021	309,968	—	120,932	282,113	394,463	—	8,638	1,116,114
	2020	327,843	50,000	175,119	175,100	248,553	—	60,530	1,037,145
	2019	308,697	49,750	125,034	125,081	250,250	—	30,733	889,545

[1]   **General.** The Summary Compensation Table provides specific compensation information for the Company's named executive officers in accordance with applicable SEC rules. Please read the "Compensation Discussion and Analysis" section of this proxy statement for a more detailed explanation of the Company's executive compensation program in Fiscal 2021.

[2]   **Salary.** Through December 1, 2020 of Fiscal 2021, Mr. Holmes' base salary was reduced by 20%, and the other named executive officers' base salary was reduced by 15%. Effective December 1, 2020 the named executive officers received the following base salary increases as follows to their initial base salary rates set prior to the pay reduction: Mr. Holmes 9.1%; Mr. Gillen 5.6%; Ms. Garascia 6.7%; and Mr. Jessup 6.3%. Mr. Pachapa did not receive a base salary increase.

[3]   **Stock Awards.** The amounts in this column for Fiscal 2021 reflect the grant date fair values of the time-based restricted stock awards. These values were computed in accordance with FASB ASC Topic 718. The Compensation Committee made grants of time-based restricted stock awards to the named executive officers in Fiscal 2021 with the exception of Mr. Holmes, who received only stock options. Generally, the time-based restricted stock vests on July 31, 2023. See Note 5, to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for Fiscal 2021 for an explanation of the assumptions made by the Company in the valuation of the stock awards.

The grant date fair values represent the Company's accounting expense for the grants made to the named executive officers in a given year. These amounts do not represent the actual value that may be realized by the named executive officers because an award may be forfeited or may not vest or may vest at a lower or higher level. The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the awards of performance-based restricted stock in Fiscal 2021. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2021 Year End — Vesting."

[4]   **Option Awards.** The amounts in this column for Fiscal 2021 reflect the grant date fair value of the stock option awards computed in accordance with FASB ASC Topic 718. See Note 5 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for Fiscal 2021 for an explanation of the assumptions made by the Company in the valuation of these awards.

The grant date fair values represent the Company's accounting expense for the grants of stock options made to the named executive officers in a given year. These amounts do not represent the actual value that may be realized by the named executive officers because a stock option may be forfeited, may not be exercised or may not vest. The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the awards of stock options granted in Fiscal 2021. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2021 Year End — Vesting."

[5]   **Non-Equity Incentive Plan Compensation.** The Fiscal 2021 amounts in this column are the performance-based cash bonuses earned by Mr. Holmes, Mr. Gillen, Ms. Garascia, Mr. Jessup and Mr. Pachapa under the Company's Fiscal 2021 short-term incentive plan. The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the Fiscal 2021 bonuses.

[6]   **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** This column shows the increased pension value under the Retirement Plan for Mr. Holmes, who is the only named executive officer with a benefit under the Retirement Plan. This column does not include any preferential or above-market earnings on deferred compensation as the Company does not pay such earnings on the deferred compensation of its named executive officers.

[7] **All Other Compensation**. The table below provides a breakdown, by type and amount, of the totals shown in the "All Other Compensation" column for each named executive officer in Fiscal 2021. As required by the SEC rules, the Company values perquisites based on the aggregate incremental cost to the Company.

Named executive officer	Company 401(k) plan contributions ($)	Company SKERP contributions ($)	Club dues and expenses ($)	Financial planning ($)	Severance ($)	Spouse travel ($)	Executive physical ($)	Total ($)
John M. Holmes	17,388	9,284	42,815	13,300	—	175	3,995	86,957
Sean M. Gillen	6,856	—	—	13,300	—	—	3,995	24,151
Jessica A. Garascia	5,997	—	—	17,921	—	—	3,995	27,913
Christopher A. Jessup	11,490	—	1,395	13,300	—	175	3,995	30,355
Eric S. Pachapa	8,638	—	—	—	—	—	—	8,638

Employment agreement with Mr. Holmes

We entered into an amended and restated employment agreement with John M. Holmes, effective when he became President and Chief Executive Officer of the Company on June 1, 2018, which agreement was amended on July 30, 2020 to, among other items, acknowledge that Mr. Holmes's compensation may be reduced temporarily to comply with the restrictions of the CARES Act in connection with the Company receiving financial assistance under that Act. As in effect on May 31, 2021, the agreement provides that it runs through May 31, 2023 and thereafter renews annually, subject to either party's right to terminate.

The table below outlines the principal terms of Mr. Holmes's employment agreement.

Type of benefit	Description
Annual base salary	$900,000 as may be subsequently increased by the Compensation Committee
Annual cash bonus	Target cash bonus opportunity of 100% of base salary and a maximum opportunity of 250% of base salary based on achievement of performance goals established each year by the Compensation Committee
Annual stock and stock option awards	As determined each year by the Compensation Committee (award value of $1,842,024 in Fiscal 2021, after CARES Act reductions)
Perquisites	Financial planning and tax preparation services (not to exceed $15,000 per calendar year); participation in the Company's executive physical program; club dues; and participation in the defined contribution portion of the Company's SKERP
Termination / Change-in-Control benefits	See "Potential payments upon a termination of employment or a change-in-control of the Company — Employment agreement with Mr. Holmes"

Agreements with other named executive officers

The Company has a severance and change-in-control agreement with the remainder of the named executive officers. See "Potential payments upon a termination of employment or a change-in-control of the Company" for information about these severance and change-in-control agreements.

Fiscal 2021 grants of plan-based awards

The following table sets forth information for each named executive officer with respect to:

- Estimated possible payouts under non-equity incentive plan award opportunities for Fiscal 2021;
- Estimated possible payouts under equity incentive plan award opportunities for Fiscal 2021;
- Other stock awards made in Fiscal 2021; and
- Stock options granted in Fiscal 2021.

Named executive officer	Grant date[1]	Estimated future payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)[3]	Exercise or base price of option awards ($/sh)	Grant date fair value of stock and option awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John M. Holmes		450,000	900,000	1,800,000							
	7/13/20								326,600	18.94	1,842,024
Sean M. Gillen		217,500	435,000	870,000							
	7/13/20							9,110			172,543
	7/13/20								71,370	18.94	402,527
Jessica A. Garascia		200,000	400,000	800,000							
	7/13/20							13,200			250,008
	7/13/20								44,330	18.94	250,021
Christopher A. Jessup		212,500	425,000	850,000							
	7/13/20							10,300			195,082
	7/13/20								80,675	18.94	455,007
Eric. S. Pachapa		125,625	251,250	502,500							
	7/13/20							6,385			120,932
	7/13/20								50,020	18.94	282,113

[1] The Compensation Committee granted annual stock awards under the Company's Fiscal 2021 long-term incentive plan at its meeting on July 13, 2020.

[2] Annual cash bonuses under the Company's Fiscal 2021 short-term incentive plan were subject to performance in Fiscal 2021, which has now occurred. The information in these columns reflects the range of potential payouts at the time the performance goals were set by the Compensation Committee at its meeting on July 13, 2020, and based on salary increases for Fiscal 2021 that were effective as of December 1, 2020.

[3] This column shows the number of shares subject to stock options granted to the named executive officers under the Company's Fiscal 2021 long-term incentive plan.

[4] The grant date fair values of the restricted stock awards and the stock option awards were computed in accordance with FASB ASC Topic 718.

Outstanding equity awards at Fiscal 2021 year-end

The following table sets forth information for each named executive officer with respect to:

- Each stock option that remained outstanding as of May 31, 2021; and
- Each award of restricted stock that was not vested and remained outstanding as of May 31, 2021.

	Option awards[1]					Restricted stock awards			
Named executive officer	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[3]	Equity incentive plan awards: number of unearned shares, units, or other rights that have not vested (#)[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[5]
John M. Holmes	50,134	0	—	26.62	08/07/25	—	—	57,925	2,418,369
	75,000	0	—	24.00	07/11/26	—	—	—	—
	96,000	0	—	35.26	07/10/27	—	—	—	—
	54,866	27,434	—	48.09	07/09/28	—	—	—	—
	42,075	84,150	—	37.66	07/08/29	—	—	—	—
	0	326,600	—	18.94	07/13/30	—	—	—	—
Sean M. Gillen	4,486	2,244	—	37.15	01/15/29	9,110	380,343	6,650	277,638
	8,083	16,167	—	37.66	07/08/29	—	—	—	—
	11,590	5,795	—	37.66	07/08/29	—	—	—	—
	0	71,370	—	18.94	07/13/30	—	—	—	—
Jessica A. Garascia	0	44,330	—	18.94	07/13/30	—	—	—	—
Christopher A. Jessup	6,001	0	—	24.00	07/11/26	10,300	430,025	11,850	494,738
	9,334	0	—	35.26	07/10/27	—	—	—	—
	12,200	6,100	—	48.09	07/09/28	—	—	—	—
	8,083	16,167	—	37.66	07/08/29	—	—	—	—
	0	80,675	—	18.94	07/13/30	—	—	—	—
Eric S. Pachapa	4,400	0	—	24.00	07/11/26	6,385	266,574	7,250	302,688
	4,500	0	—	35.26	07/10/27	—	—	—	—
	6,100	3,050	—	48.09	07/09/28	—	—	—	—
	5,666	11,334	—	37.66	07/08/29	—	—	—	—
	0	50,020	—	18.94	07/13/30	—	—	—	—

1 These columns show the number, option exercise price and option expiration date of outstanding stock options held by the named executive officers at the end of Fiscal 2021. The first column shows this information for exercisable stock options, and the second column shows this information for unexercisable stock options.

2 This column shows the number of unvested shares of time-based restricted stock held by the named executive officers at the end of Fiscal 2021. It does not reflect the 13,200 shares of the time-based restricted stock issued to Ms. Garascia on July 13, 2020 at $18.94, the closing price of the Common Stock on the July 13, 2020 date of grant, which vested on December 31, 2020 in accordance with the terms of her offer letter. The table below shows the vesting dates for these unvested shares.

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Mr. Pachapa
7/31/23	—	9,110	—	10,300	6,385

3 This column shows the market value of the unvested shares of time-based restricted stock held by the named executive officers based on a price of $41.75 per share (the closing price of the common stock on May 28, 2021).

4 This column shows the number of unvested shares of performance-based restricted stock at the target level held by the named executive officers at the end of Fiscal 2021. The table below shows the vesting dates for these unvested shares:

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Mr. Pachapa
07/31/21	23,400	—	—	5,200	2,600
07/31/22	34,525	6,650	—	6,650	4,650

5 This column shows the market value of the unvested shares of performance-based restricted stock at the target level held by the named executive officers based on a price of $41.75 per share (the closing price of the common stock on May 28, 2021).

Vesting

The vesting rules for stock options, shares of time-based restricted stock and shares of performance-based restricted stock are described in the following table:

	General rule	Retirement[1]	Disability	Death
Stock options	33⅓% in each of years 1, 2 and 3 (Stock options granted prior to Fiscal 2016 vest 20% per year for five years)[1]	Stock options continue to vest in accordance with the vesting schedule (except if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Stock options continue to vest until the earlier of (i) one year after termination of employment and (ii) the option expiration date (except that if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Unvested stock options expire on the date of death and vested stock options continue to be exercisable until the earlier of one year after the date of death or the expiration date of the stock option, provided that if death occurs after three months of Retirement, the vested stock options are exercisable until the expiration date
Time-based restricted stock[2]	100% cliff vesting in year 3 (Stock granted prior to Fiscal 2016 vests 50% in each of years 4 and 5)	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability (Stock granted prior to Fiscal 2016 vests 100% if disability occurs after the 4th anniversary of grant and vests 50% if disability occurs on or before the 4th anniversary of grant)	Stock vests pro-rata based on the date of death (Stock granted prior to Fiscal 2017 vests 100% if death occurs after the 4th anniversary of grant and vests 50% if death occurs on or before the 4th anniversary of grant)
Performance-based restricted stock	100% cliff vesting in year 3, assuming the performance conditions are met (Stock granted prior to Fiscal 2017 vests 33⅓% in each of years 3, 4 and 5, assuming the performance conditions are met)	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability (Stock granted prior to Fiscal 2017 continues to vest in accordance with the vesting schedule)	Stock vests pro-rata based on the date of death (Stock granted prior to Fiscal 2017 continues to vest in accordance with the vesting schedule)

[1] Retirement is defined as voluntary retirement when an employee reaches age 65 or the employee reaches age 55 and the employee's age and the number of consecutive years of service is at least 75.

[2] Time-based restricted stock awards are typically made to employees below the executive officer level, except that Ms. Garascia received a time-based restricted stock award on July 13, 2020 that vested 100% on December 31, 2020, and the remaining named executive officers (other than Mr. Holmes) received time-based restricted stock awards on July 12, 2020 that vest on July 21, 2023.

Fiscal 2021 option exercises and stock vested

The following table sets forth information for each named executive officer concerning:

- The exercise of options during Fiscal 2021;
- The dollar amount realized on exercise of the options;
- The number of shares of restricted stock that vested during Fiscal 2021; and
- The value of those vested shares.

| | Option awards | | Stock awards | |
Named executive officer	Number of shares acquired on exercise (#)	Value realized on exercise[1] ($)	Number of shares acquired on vesting (#)	Value realized on vesting[2] ($)
John M. Holmes	—	—	92,417	1,666,005
Sean M. Gillen	—	—	—	—
Jessica A. Garascia	—	—	13,200	478,104
Christopher A. Jessup	—	—	2,600	44,772
Eric S. Pachapa	—	—	1,500	25,830

[1] These amounts represent the difference between the closing market price of the common stock on the date of exercise and the exercise price, multiplied by the number of shares covered by the option.

[2] These amounts represent the closing market price of the common stock on the date of vesting, multiplied by the number of shares that vested.

Retirement plan

The Company's Retirement Plan is a tax-qualified pension plan. Benefit accruals ceased under the Retirement Plan with respect to most participants, including the named executive officers, effective June 1, 2005. Mr. Holmes is the only named executive officer who participates in the Retirement Plan.

The material terms and conditions of the Retirement Plan as they pertain to Mr. Holmes are as follows:

Benefit formula

Effective January 1, 2000, the Retirement Plan was converted to a cash balance type of plan. For each participant who was hired after January 1, 2000, an account is maintained for each participant which consists of (i) quarterly contributions made by the Company equal to a percentage of compensation based on the participant's age and years of Credited Service, and (ii) quarterly interest credits made by the Company equal to 25% of the 30-year Treasury securities interest rate for the second month preceding the beginning of each quarter. "Compensation" is defined as the participant's income reported on Form W-2, including pre-tax contributions to the Retirement Savings Plan, reduced by the income attributable to restricted stock grants and stock options, reimbursement of other expense allowances and fringe benefits.

The benefits under the Retirement Plan generally ceased accruing on June 1, 2005, although the participants' cash balance accounts continue to be credited with interest until the benefits are distributed.

Vesting

Participants are eligible to receive benefits from the Retirement Plan after completing five years of vesting service. Mr. Holmes is fully vested in his benefits.

Payment of retirement benefits

Participants can elect to receive their benefits upon termination of employment or they can defer receipt of benefits until normal retirement age (age 65). Any vested participant can elect benefits at any time after termination of employment, with the benefit actuarially reduced to reflect payment prior to age 65. The normal form of benefit payment for a married participant is a joint and 50% survivor annuity, and the normal form of benefit payment for an unmarried participant is a single life annuity. Participants, with spousal consent, if applicable, can waive the normal form of benefit payment and elect to have benefits paid in various annuity forms, which are the actuarial equivalent of the normal form, or in a lump sum.

Retirement plan benefits

The following table shows the years of service currently credited, and the present value of the accumulated benefit payable, to Mr. Holmes under the Retirement Plan at the earliest age an unreduced benefit is payable.

Fiscal 2021 pension benefits

Named executive officer	Number of years credited service (#)[1]	Present value of accumulated benefit ($)[2]	Payments during fiscal 2020 ($)
John M. Holmes	3.7	18,221	—

[1] Number of Years of Credited Service as of May 31, 2005, the date the Retirement Plan was frozen.

[2] Amounts shown in this column are calculated as of the last business day of Fiscal 2021, which is the measurement date for reporting purposes in the Company's Annual Report on Form 10-K for Fiscal 2021. See Note 8 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for an explanation of the assumptions made by the Company in determining the amounts reported in this column.

Non-qualified deferred compensation (SKERP)

The Company provides non-qualified deferred compensation benefits under the Company's SKERP. The SKERP covers certain executives and key employees designated by the Compensation Committee. All of the named executive officers participated in the SKERP in Fiscal 2021.

The material terms and conditions of the SKERP include the following.

Contributions

Each participant may make an advance election to contribute a portion of the participant's base salary (up to 75%) for a calendar year and a portion of the bonus (up to 75%) paid for the Company's fiscal year. The Company makes the following contributions: (i) the matching contribution that could not be made under the Retirement Savings Plan due to the Internal Revenue Code limit on compensation that can be taken into account in determining benefits ($290,000 in 2021), based on the formula in the Retirement Savings Plan; (ii) the portion of the non-elective retirement benefit contribution that could not be made under the Retirement Savings Plan due to the Code's compensation limit; and (iii) annual discretionary supplemental contributions to the accounts of eligible officers. To receive a credit of this annual supplemental contribution, the participant generally must be employed on the day before the contribution is made to the SKERP (unless termination of employment is due to death or disability). The SKERP was amended in 2020 to provide that in the event of suspension of the matching contributions or non-elective retirement benefit contributions under the Retirement Savings Plan, corresponding contributions under the SKERP will be suspended (matching contributions and non-elective retirement benefit contributions were temporarily suspended effective June 1, 2020 but were reinstated on December 1, 2020).

Vesting

A participant is fully vested in amounts attributable to his own deferral contributions, and vests in all Company contributions, except supplemental contributions, at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability). A participant vests in amounts attributable to Company supplemental contributions according to the following schedule: (i) 50% upon reaching the earlier of 20 years of service or when the sum of age and years of service equals 65; (ii) 75% when the sum of age and service equals 75; and (iii) 100% upon the earlier of age 65 or when the sum of age and service equals 75. Participants fully vest in their benefits upon a change in control of the Company.

Investments

Each participant's plan accounts are credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the SKERP consist of 28 mutual funds. Participants may change investment elections at any time.

Distributions

For contributions made prior to August 1, 2019, the portion of a participant's account attributable to salary and bonus deferrals is paid on a date elected by the participant, which must be at least seven months and not later than 15 years after termination and the participant can elect to have this paid in a lump sum or installments not to exceed 15 years. A participant who fails to make an election will have his account paid in a lump sum seven months after termination. This election generally must be made in advance, at the same time the participant completed his or her deferral election. The remainder of the participant's SKERP account is paid in a lump sum seven months after termination. For contributions made on or after August 1, 2019, a participant can elect the time and form of payment of the entire account, as described above.

Notwithstanding the foregoing, (i) a participant can change the time and form of payment of the portion of his accounts earned and vested in accordance with procedures set forth in the plan; and (ii) a participant can elect a distribution at any time in order to satisfy an unforeseeable hardship (as defined in the plan).

Forfeiture events

A participant will forfeit the portion of his plan accounts attributable to Company supplemental contributions if his employment is terminated for cause (as defined in the SKERP), or if during employment or the one-year period thereafter the participant violates the covenant not to compete contained in the SKERP. The forfeiture provision does not apply if the participant's termination of employment causes benefits to be paid to him under change in control provisions of any agreement between the participant and the Company.

SKERP benefits

The following table below shows the contributions made by each participating named executive officer and by the Company in Fiscal 2021, the earnings accrued on the named executive officer's account balance in Fiscal 2021, and the account balance as of May 31, 2021. In Fiscal 2021 the Board declined to make a voluntary discretionary supplemental SKERP contribution due to the economic environment resulting from COVID-19 at the time. All named executive officers participated in the SKERP in Fiscal 2021.

Fiscal 2021 non-qualified deferred compensation

Named executive officer	Executive contributions in Fiscal 2021 ($)[1]	Company contributions in Fiscal 2021 ($)[2]	Aggregate earnings in Fiscal 2021 ($)[3]	Aggregate withdrawal/ distributions ($)	Aggregate balance at May 31, 2021 ($)[4]
John M. Holmes	160,111	9,284	1,257,611	—	4,288,765
Sean Gillen	37,894	—	40,955	—	158,029
Jessica A. Garascia	1,517	—	172	—	1,689
Christopher A. Jessup	22,286	—	65,539	—	210,283
Eric S. Pachapa	3,843	—	18,162	—	73,149

[1] The amount of contributions made by each named executive officer and reported in this column in respect of salary deferrals in Fiscal 2021 is included in each named executive officer's compensation reported in the Summary Compensation Table as Salary. The amount of contributions reported in this column also reflects deferral of cash bonuses paid in Fiscal 2021 but earned and reported on the Summary Compensation Table for Fiscal 2021.

[2] The amount of Company contributions reported in this column for each named executive officer is reported in the "All Other Compensation" column in the Summary Compensation Table. Due to the temporary suspension of 401(k) and SKERP contributions and salary reductions, Mr. Holmes was the only SKERP participant to exceed the applicable compensation limits and receive Company contributions. In addition, the Company did not make any discretionary contributions.

[3] The investment earnings reported in this column for each named executive officer are not reported in the Summary Compensation Table.

[4] The aggregate balance as of May 31, 2021 reported in this column for each named executive officer reflects amounts that have been previously reported as compensation in the Summary Compensation Table for Fiscal 2021 or prior years, except the following amounts of earnings included in the account balance: Mr. Holmes, $2,307,497, Mr. Gillen, $35,089, Ms. Garascia, $172, Mr. Jessup $61,978, and Mr. Pachapa $16,056.

Retirement savings plan

The Retirement Savings Plan is a tax-qualified retirement plan (i.e., a 401(k) plan) that covers most United States employees, including the named executive officers. The material terms and conditions of the Retirement Savings Plan as it pertains to non-union employees are as follows:

Contributions

A participant can elect to defer up to 75% of the participant's compensation, up to a maximum of $19,500 for 2021, or $26,000 if age 50 or older. Contributions can be made on a pre-tax or after-tax basis, as elected by the participant. Under the current eligibility provisions, unless a participant elects otherwise participation is automatic at a 5% deferral rate, with an automatic 1% annual increase.

The Company provides a matching contribution and a non-elective retirement benefit contribution. The current matching contribution is made, as of each payroll period, in an amount equal to 50% of the first 6% of the participant's contributions, up to 3% of the participant's compensation, to the Plan for such payroll period. The non-elective retirement benefit contribution is available only to those hired or rehired before January 1, 2020 and is equal to a percentage of compensation, up to 4%, based on the participant's age and years of credited service. A participant must have earned one year of service to be eligible for the non-elective retirement benefit contribution. Compensation for purposes of determining contributions includes cash compensation shown as income on the participant's Form W-2, reduced by the participant's contributions to the plan and excluding the income attributable to restricted stock, stock options, reimbursements or other expense allowances and fringe benefits and subject to the Code's compensation limit ($290,000 for 2021). Effective June 1, 2020, the Company suspended the matching contributions and non-elective contributions under the Retirement Savings Plan on a temporary basis. The Company reinstated these contributions effective December 1, 2020.

Investments

Each participant's plan account is credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the plan consist of 12 target date funds and 16 other funds. Participants may change investment elections at any time.

Vesting

Participants are fully vested in their own contribution accounts, and vest in the Company contribution accounts at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability).

Distributions

Participants can elect distributions of the plan accounts upon termination of employment in a lump sum, an eligible rollover distribution, or, if early or normal retirement has been attained, in installments not to exceed 15 years.

Potential payments upon a termination of employment or a change-in-control of the Company

The Company provides certain benefits to eligible employees upon certain types of termination of employment, including a termination of employment involving a change-in-control of the Company. These benefits are in addition to the benefits to which the employees would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock options and restricted stock that are otherwise vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). These benefits as they pertain to the named executive officers are as described and set forth in the tables beginning on page 68.

Employment agreement with Mr. Holmes

The Company's employment agreement with Mr. Holmes as in effect May 31, 2021 provides for the following severance benefits:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control, either the Company terminates his employment other than for Cause or Disability or Mr. Holmes terminates his employment for Good Reason, Mr. Holmes is entitled to: (i) continued payment of his base salary for 24 months, and (ii) a lump sum payment equal to two times the greater of (A) his target-level annual cash bonus amount for the fiscal year in which the termination occurs or (B) the average of the cash incentive bonuses paid to him for the preceding two fiscal years of the Company. Payments cease upon a breach of the confidentiality or non-compete provisions set forth in the agreement (the non-compete provisions remain in effect for the 18-month period following any such termination of employment).

Termination of employment — within 18 months following a change-in-control

If Mr. Holmes's employment is terminated within 18 months following a Change-in-Control either by the Company other than for Cause or Disability or by Mr. Holmes for Good Reason, he is entitled to:

- An immediate lump sum payment equal to the sum of (A) any unpaid salary through the date of termination and any unpaid bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to him had he remained employed until the end of the fiscal year and all performance goals were met at target level, and (C) three times his base salary plus the greater of (i) his target-level annual cash bonus amount for the fiscal year in which the termination occurs or the preceding fiscal year, whichever produces the higher amount or (ii) the cash bonus paid for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount;

- Continued coverage for Mr. Holmes and his spouse under the Company's welfare and fringe benefit plans for three years following termination of employment (he and his spouse can elect continued medical and dental coverage pursuant to COBRA at the end of such three-year period);

- Reasonable legal fees incurred by Mr. Holmes in enforcing the agreement; and

- The vesting of outstanding awards under the 2013 Stock Plan (with performance goals deemed satisfied at the higher of target level or actual level).

If any excise tax would be triggered, Mr. Holmes may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

Regardless of whether a Change-in-Control is involved, if Mr. Holmes's employment terminates due to Disability, he will receive payment pursuant to the Company's disability plans then in effect, and he will continue to receive coverage under the Company's medical, dental, and life insurance plans for two years following such termination.

In any event, payments under the employment agreement in connection with Mr. Holmes's termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

For purposes of Mr. Holmes's employment agreement:

"Change-in-Control" means the earliest of (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of a majority of the directors then in office.

"Cause" means Mr. Holmes's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing or malfeasance, (ii) disregard of a material, lawful and proper direction from the Board, (iii) material breach of the employment agreement that is not cured within 30 days of receipt of notice from the Company, (iv) final, non-appealable conviction of a felony that involves bribery, embezzlement or fraud against the Company, or (v) willful misconduct that causes material financial, reputational or other harm to the Company.

"Disability" means a physical or mental condition that has prevented Mr. Holmes from substantially performing his duties under the employment agreement for a period of 180 days and that is expected to continue to render Mr. Holmes unable to substantially perform his duties for the remaining term of the employment agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of Mr. Holmes's duties or responsibilities or in his compensation (including benefits), other than a reduction in compensation that is necessary to comply with the CARES Act, (ii) removal of or a failure to nominate Mr. Holmes as a director, (iii) a material breach of the employment agreement by the Company that is not cured within 30 days of receipt of notice from Mr. Holmes, or (iv) a relocation of his primary place of employment by 50 or more miles.

"Retirement" means Mr. Holmes's voluntary termination of employment that does not result in severance payments under the employment agreement.

Severance and change-in-control agreements

The Company has severance and change-in-control agreements with the remainder of the named executive officers as of May 31, 2021, each of which provides for the following benefits upon the following types of employment termination:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control of the Company, the executive's employment is terminated by the Company other than for Cause or Disability, the executive is entitled to (i) continued salary for 12 months or, if earlier, until the executive obtains comparable employment, (ii) any earned bonus not yet paid for the preceding fiscal year, and (iii) a pro-rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year in which the termination occurs. Any bonus will be paid in a lump sum on the later of the time bonuses are paid to other officers and the end of the severance period (with interest at the prime rate plus 1% from the earlier of such dates). If the executive terminates employment, or if the Company terminates the executive's employment for Cause, the Company may, but is not required to, pay the above-described severance benefits. Severance payments will cease if the executive breaches the confidentiality or non-compete provisions in the agreement, which are in effect for the one-year severance period.

Termination of employment — within 18 months following a change-in-control

If the executive's employment is terminated within 18 months following a Change-in-Control by the Company other than for Cause or Disability or by the executive for Good Reason, the executive is entitled to (i) an immediate lump sum payment equal to the sum of (A) any unpaid salary and bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year and all performance goals were met at target level (including the value of any restricted stock granted in lieu of bonus), and (C) two times base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount, (ii) continued coverage for the executive and the executive's dependents under the Company's welfare and fringe benefit plans for two years following termination of employment (the executive and dependents can elect continued medical and dental coverage pursuant to COBRA at the end of such two-year period), (iii) Company-paid outplacement services for the earlier of 18 months or the attainment of new employment (up to a maximum Company expense of 3.5% of the amount paid to the executive pursuant to (i)(C) above) and (iv) reasonable legal fees incurred by the executive in enforcing the agreement. In addition, any outstanding awards under the 2013 Stock Plan will vest and performance goals will be deemed satisfied at the higher of target level or actual performance level. The agreements' non-compete provisions do not apply in the case of a termination of employment following a Change-in-Control.

If any excise tax would be triggered, the executive may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

If the executive's employment terminates due to Disability, the executive will receive payment pursuant to the Company's disability plans then in effect and will continue to receive coverage under the Company's medical, dental and life insurance plans for two years following such termination.

For purposes of the severance and change-in-control agreements:

"Change-in-Control" means (i) a person's acquisition of more than 20% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of the lesser of three directors or a majority of the directors then in office.

"Cause" means the executive's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing, (ii) disregard of a material and proper direction from the Board, or (iii) material breach of the agreement that is not cured within 10 days of receipt of notice from the Company.

"Disability" means a physical or mental condition that has prevented the executive from substantially performing his or her duties under the agreement for a period of 180 days and that is expected to continue to render the executive unable to substantially perform his or her duties for the remaining term of the agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of the executive's duties or responsibilities, or in the executive's compensation (including benefits), (ii) the executive's determination that as a result of a material change in employment circumstances the executive is unable to adequately carry out his or her duties, or (iii) a relocation of the executive's primary place of employment by more than 50 miles.

In any event, payments under the agreements in connection with termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

Stock plans

A named executive officer's termination of employment can result in enhanced benefits under the AAR CORP. Amended and Restated Stock Benefit Plan and the AAR CORP. 2013 Stock Plan, depending on the reason for such termination:

Stock options

If termination is due to Retirement (as defined), options continue to vest in accordance with the vesting schedule and can be exercised until the expiration date, except that if death occurs before the award expires, then unvested stock options are forfeited. If death occurs within three months after Retirement, vested options can be exercised until the earlier of one year after death or the option expiration date, and if death occurs after three months from Retirement, vested options can be exercised until the option expiration date. If termination is due to Disability (as defined), options continue to vest and are exercisable until the earlier of one year after termination of employment and the option expiration date, except that if death occurs before the award expires, then unvested options are forfeited and vested options are exercisable for the period described herein. If death occurs during employment, or within three months after termination of employment for reasons other than Cause, then unvested options are forfeited and vested options are exercisable until the earlier of one year after death or the option expiration date.

Restricted stock awards

In the case of performance-based or time-based restricted stock awards, if termination is due to Retirement, Disability or death, the awards continue to vest in accordance with their vesting schedule.

The AAR CORP. Stock Benefit Plan has change-in-control provisions that apply to participants who do not have a severance and change-in-control agreement. Upon a Change-in-Control of the Company (as defined in the Stock Benefit Plan) that does not have prior written approval of the Board, all options and restricted stock awards will fully vest. Upon a Change-in-Control that has the approval of the Board, the Compensation Committee has the discretion to either provide for full vesting of options and restricted stock awards or grant replacement awards with respect to the successor company's stock.

Award agreements under the AAR CORP. 2013 Stock Plan do not provide for vesting upon a Change-in-Control (as defined) unless there is a termination of employment by the Company without Cause or by the participant for Good Reason within two years following the Change-in-Control.

Tables of potential payments upon a termination of employment or a change-in-control of the Company

The tables below quantify the benefits described above that would be paid to each current named executive officer under the following termination of employment or change-in-control events, assuming a change-in-control or a termination of employment occurred on May 31, 2021.

Equity vesting – on or after a change in control

Named executive officer	Vesting of restricted stock ($)[1]	Vesting of stock options ($)[2]
John M. Holmes	2,418,369	7,793,920
Sean M. Gillen	657,980	1,728,097
Jessica A. Garascia	—	1,011,167
Christopher A. Jessup	924,763	1,906,320
Eric S. Pachapa	569,261	1,187,312

[1] Under the Company's stock plans and severance and change-in-control agreements, all restricted stock (both performance-based and time-based) generally vests upon a change-in-control of the Company or upon a qualifying termination of employment that occurs within two years following a change-in-control. See "— Stock Plans" above. The amounts shown reflect the number of shares that would have vested upon a change-in-control and termination of employment, if applicable, on May 31, 2021, based on the number of shares multiplied by $41.75 (the closing price of the common stock on May 31, 2021).

[2] Under the Company's stock plans and severance and change-in-control agreements, all stock options generally vest upon a change-in-control of the Company or upon a qualifying termination of employment that occurs within two years following a change-in-control. See "— Stock Plans" above. The amounts shown reflect the number of option shares that would have vested upon a change-in-control and termination of employment, if applicable, multiplied by the difference (but not less than zero) between the option exercise price and $41.75 (the closing price of the common stock on May 31, 2021).

Termination of employment – prior to, or more than 18 months after, a change-in-control

	Other than cause					Disability			Death
Named executive officer	Salary ($)[1]	Bonus ($)[2]	Restricted stock ($)[3]	Stock options ($)[4]	Health and welfare ($)	Health and welfare ($)[5]	Restricted stock ($)[6]	Stock options ($)[7]	Restricted stock ($)[6]
John M. Holmes	1,800,000	2,526,750	—	—	—	46,381	1,803,542	2,655,320	1,803,542
Sean Gillen	435,000	682,950	—	—	—	46,381	275,318	609,733	275,318
Jessica A. Garascia	400,000	628,000	—	—	—	43,628	—	337,041	—
Christopher A. Jessup	425,000	667,250	—	—	—	46,381	494,157	646,443	494,157
Eric S. Pachapa	335,000	394,963	—	—	—	46,381	295,207	403,485	295,207

[1] Reflects continued salary for 24 months for Mr. Holmes under his employment agreement and 12 months for the remainder of the named executive officers under their severance and change-in-control agreements.

[2] Reflects (i) in the case of Mr. Holmes, two times the average of the non-equity incentive compensation paid to him for Fiscal 2021 and Fiscal 2020 and (ii) in the case of the remainder of the named executive officers, the non-equity incentive compensation paid to them for Fiscal 2021, in each case as shown in the Summary Compensation Table.

[3] At May 31, 2021, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their restricted stock upon termination of employment due to Retirement.

[4] At May 31, 2021, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their stock options upon termination of employment due to Retirement.

[5] Available if termination is due to Disability under the employment agreement for Mr. Holmes and the severance and change-in-control agreements for other named executives.

[6] The amounts in these columns reflect the value of the restricted stock that would vest upon termination due to Disability or death at May 31, 2021, based on the number of shares, multiplied by $41.75 (the closing price of the common stock on May 31, 2021).

[7] The amounts in this column reflect the value of continued vesting of options pursuant to the Company's stock plans for one year following termination if termination is due to Disability at May 31, 2021, based on the difference between the exercise price and $41.75 (the closing price of the common stock on May 31, 2021).

Termination of employment – within 18 months after a change-in-control[1]

Named executive officer	Salary[2] ($)	Bonus[3] ($)	Health and welfare continuation ($)	Outplacement services ($)
John M. Holmes	2,700,000	5,652,000	71,135	—
Sean M. Gillen	870,000	2,048,850	46,381	78,257
Jessica A. Garascia	800,000	1,884,000	43,628	71,960
Christopher A. Jessup	850,000	2,001,750	46,381	76,458
Eric S. Pachapa	670,000	1,183,389	46,381	51,062

[1] These benefits are in addition to the vesting of stock awards shown above in the table for "Equity Vesting — On or After a Change-in-Control."

[2] Reflects three times salary for Mr. Holmes and two times salary for the remainder of the named executive officers.

[3] Reflects (i) in the case of Mr. Holmes, the non-equity incentive plan compensation bonus paid to him for Fiscal 2021 as shown in the Summary Compensation Table, plus three times his non-equity incentive plan compensation bonus paid to him for Fiscal 2021 and (ii) in the case of the remainder of the named executive officers, the non-equity incentive compensation plan bonus paid to them for Fiscal 2021 as shown in the Summary Compensation Table, plus two times the non-equity incentive plan compensation bonus for either the most recently completed fiscal year prior to termination or the preceding fiscal year, whichever produces the higher amount.

Other compensation matters

CEO pay ratio

A public company must disclose in its annual proxy statement its CEO pay ratio, defined as the ratio of the annual total compensation of its chief executive officer to the annual total compensation of its median employee. Our median employee is selected once every three years unless there has been a change in our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure. For Fiscal 2021, we have selected a new median employee.

We used the following methodology to determine our CEO pay ratio for Fiscal 2021:

STEP 1: We determined that as of March 1, 2021 we had a total employee population of 4,762 employees.

STEP 2: Of this group, we identified a selected employee group of 4,572 employees, representing all of our U.S. employees 3,812 plus our employees in Canada 503, the United Kingdom 166 and the Netherlands 91.

STEP 3: As permitted by SEC rules, we excluded our employees in all other non-U.S. jurisdictions as these employees together represented less than 5% of our total employee population. The number of employees excluded in non-U.S. jurisdictions at the March 1, 2021 determination date were: Afghanistan 33, Australia 3, Belgium 15, Brazil 1, China 7, Costa Rica 14, France 6, Germany 8, Guatemala 7, Hungary 1, India 1, Ireland 1, Japan 1, Malaysia 6, Mexico 1, New Zealand 2, Panama 20, Peru 34, Singapore 24, and United Arab Emirates 5.

STEP 4: For our selected employee group, we determined each domestic employee's total cash compensation based on W-2 (Box 5) compensation (or its equivalent for non-U.S. employees) for the 2020 calendar year, as reflected in our payroll records and systems.

STEP 5: We identified our median employee from our selected employee group (excluding the Chief Executive Officer).

STEP 6: Once we identified our median employee, we calculated the annual total compensation of this median employee for Fiscal 2021, using the same methodology that we used to calculate the annual total compensation of our named executive officers, including our Chief Executive Officer, in the Summary Compensation Table.

The following table shows the ratio of the annual total compensation of our Chief Executive Officer compared to that of our median employee for Fiscal 2021:

Annual total compensation of our CEO for Fiscal 2021	$ 4,123,426
Annual total compensation of our median employee for Fiscal 2022	$ 58,827
Ratio of annual total compensation of our CEO to the annual total compensation of our median employee for Fiscal 2021	70 to 1

Proposal 3
Ratification of our independent registered public accounting firm



Proposal 3	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2022

Board recommendation

✓ Our Board of Directors unanimously recommends that you vote FOR this proposal ratifying the appointment of KPMG.

Proposal summary

We are asking you to ratify the selection of KPMG LLP ("KPMG"), an independent registered public accounting firm, to serve as our independent registered public accounting firm for Fiscal 2022.

The Company's independent registered public accounting firm reports to, and is engaged at the direction of, the Audit Committee of the Company's Board of Directors. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and the effectiveness of internal controls over financial reporting and for expressing opinions on these matters.

The Audit Committee appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2022. The Audit Committee believes that the appointment of KPMG is in the best interests of the Company and its stockholders for the following principal reasons:

- KPMG's independence from the Company;
- KPMG's historical and recent performance as the Company's independent registered public accounting firm;
- KPMG's understanding of the Company's business, operations, accounting policies and practices and internal control over financial reporting;
- KPMG's reputation in the industry and its experience in accounting matters for aerospace and defense companies;
- The reasonableness of the fees paid by the Company to KPMG for its services, both on an absolute basis and as compared to its peer firms; and
- Publicly available information about KPMG, including Public Company Accounting Oversight Board ("PCAOB") inspection reports on KPMG, recent litigation against former KPMG partners, and an enforcement action against KPMG by the Securities and Exchange Commission. The Audit Committee reviewed this information as part of its overall evaluation of the performance, expertise and experience of the KPMG team that audits the Company.

The Board of Directors asks that you ratify the appointment of KPMG as our independent registered public accounting firm for Fiscal 2022. Representatives of KPMG are expected to be present virtually at the annual meeting, with the opportunity to make a statement if they so desire and to respond to appropriate questions from stockholders.

Independent registered public accounting firm fees and services

The following table sets forth the aggregate fees billed by KPMG to the Company for Fiscal 2020 and Fiscal 2021 for audit, audit-related and tax services.

Description of fees	Fiscal 2020 ($)	Fiscal 2021 ($)
Audit fees	2,720,000	1,930,500
Audit-related fees	—	—
Tax fees[1]	251,135	232,427
All other fees	—	—

1   Tax fees in Fiscal 2020 and Fiscal 2021 were for reviews of domestic and foreign income tax returns and VAT services.

Audit Committee pre-approval is required for any audit, audit-related, tax or other services to be provided by the independent registered public accounting firm. All permitted audit, audit-related, tax and other services were pre-approved pursuant to this policy.

Audit Committee Fiscal 2021 report

Dear fellow stockholders:

The Company's management has primary responsibility for the Company's financial statements and the quality and integrity of the reporting process and systems of internal control. KPMG is responsible for auditing the Company's financial statements and issuing a report on the conformity of those statements with generally accepted accounting principles ("GAAP") and a report on the effectiveness of the Company's internal controls over financial reporting.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with the Company's management and KPMG the Company's audited financial statements contained in the Company's Annual Report on Form 10-K filed with the SEC, including the critical accounting policies applied by the Company in preparing these financial statements. The Audit Committee also reviewed with management and KPMG the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and Quarterly Reports on Form 10-Q.

The Audit Committee reviewed and discussed with management and KPMG the overall scope and plans for the audit, the quality, adequacy and assessment of the effectiveness of internal controls over financial reporting and the Internal Audit Department's management, organization, responsibilities, budget and staffing. The Audit Committee also met with KPMG without management present and discussed the results of its audits, its evaluation of the Company's internal controls over financial reporting, disclosure controls and the overall quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant accounting judgments and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed and discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC and KPMG's independence from the Company and its management, including the matters in the written disclosures and letter furnished to the Audit Committee by KPMG and required by applicable requirements of the PCAOB.

The Audit Committee concluded that KPMG is independent from the Company and appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2022. The Audit Committee recommends that the stockholders of the Company ratify that appointment (see Proposal 3).

In reliance on its review of the audited financial statements and the discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2021 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of Directors of AAR CORP.

Marc J. Walfish, Chair
H. John Gilbertson
James E. Goodwin
Robert F. Leduc
Duncan J. McNabb
Peter Pace

Stock ownership information



The following tables show the shares of common stock beneficially owned, the percent of shares outstanding if greater than 1% and the number of stock units held, all as of July 31, 2021, by (i) each current director and director nominee for election to the Board, (ii) each executive officer named in the Summary Compensation Table, (iii) all directors and executive officers of the Company as a group, and (iv) each beneficial owner of more than five percent of the outstanding shares of common stock. Except as noted, the nature of beneficial ownership for shares shown in the tables is sole voting and sole investment power, and none of the shares shown in the tables is pledged by any of the persons listed.

Security ownership of our board and management

Name	Shares beneficially owned[1]	Percent of shares outstanding if greater than 1%[2]	Stock units[3]
Anthony K. Anderson	24,010	—	—
Michael R. Boyce[4]	110,440	—	—
Jessica A. Garascia	32,068	—	—
H. John Gilbertson, Jr.	9,894	—	—
Sean M. Gillen	91,461	—	—
James E. Goodwin	75,298	—	9,777
John M. Holmes	608,826	—	—
Christopher A. Jessup	110,533	—	—
Robert F. Leduc	8,226	—	354
Ellen M. Lord	3,933	—	—
Duncan McNabb	8,392	—	12,835
Peter Pace	30,583	—	—
Eric S. Pachapa	62,062	—	—
David P. Storch[5]	1,332,346	3.76%	—
Jennifer L. Vogel	27,871	—	—
Marc J. Walfish	122,640	—	42,365
All directors and executive officers as a group (16 persons)	**2,658,583**	**7.50%**	**65,331**

[1] Includes (a) unvested restricted shares held by directors and executive officers and (b) the following shares of the identified person that may be acquired within 60 days of July 31, 2021 through the exercise of stock options: Mr. Holmes, 496,450 shares; Mr. Gillen, 56,032 shares; Ms. Garascia 14,776 shares; Mr. Jessup 76,692 shares; Mr. Pachapa, 41,656 shares; Mr. Storch, 304,939 shares; and all directors and executive officers as a group, 990,545 shares.

[2] Based on 35,467,649 shares of common stock of AAR Corp. issued and outstanding as of July 31, 2021.

[3] Represents stock units held by directors who defer all or a portion of their director compensation under the Non-Employee Directors' Deferred Compensation Plan. Each stock unit represents the right to receive one share of common stock upon termination of service on the Board or the happening of certain other events, as specified in the Plan.

[4] Includes 20,000 shares beneficially owned through Maverick Investors Limited Partnership, a family partnership of which Mr. Boyce is a general partner.

[5] Includes: (a) 18,810 shares beneficially owned by Mr. Storch's wife, as to which Mr. Storch disclaims beneficial ownership; (b) 83,000 shares under the David P. Storch 2020 Perpetual Trust of which Mr. Storch is the Settlor and Mr. Storch's wife is the Trustee and the beneficiaries are Mr. Storch's wife and descendants; (c) 2,025 shares under the Lorraine Storch Revocable Trust under which Mr. Storch is trustee and a beneficiary; (d) 419,741 shares owned through the Storch Family 2012 Dynasty Trust, under which Mr. Storch is trustee and a beneficiary; (e) 39,557 shares beneficially owned through a limited power of attorney arrangement, as to which Mr. Storch disclaims beneficial ownership; and (f) 76,738 shares under the Barbara R. Eichner 2020 Dynasty Trust of which Mr. Storch is a Co-Trustee of this trust and Mr. Storch's wife is one of the beneficiaries.

Security ownership of certain beneficial owners

Name and address of beneficial owner	Number of shares	Percent of class
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	5,435,179	15.4%
Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	3,335,796	9.45%
Dimensional Fund Advisors LP[3] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,660,448	7.5%
AllianceBernstein L.P.[4] 1345 Avenue of the Americas New York, NY 10105	3,037,643	8.6%

[1] Based on a Schedule 13G amendment filed on January 25, 2021, BlackRock, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 5,350,247
- Shared voting power: 0
- Sole dispositive power: 5,435,179
- Shared dispositive power: 0

[2] Based on a Schedule 13G amendment filed on February 10, 2021, the Vanguard Group, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 0
- Shared voting power: 34,544
- Sole dispositive power: 3,270,314
- Shared dispositive power: 65,482

[3] Based on a Schedule 13G amendment filed on February 12, 2021, Dimensional Fund Advisors LP disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 2,576,783
- Shared voting power: 0
- Sole dispositive power: 2,660,448
- Shared dispositive power: 0

[4] Based on a Schedule 13G filed on February 8, 2021, AllianceBernstein L.P. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 2,568,173
- Shared voting power: 0
- Sole dispositive power: 3,037,643
- Shared dispositive power: 0

Delinquent section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and beneficial owners of more than 10% of the Company's stock, if any, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the SEC and the NYSE, and to furnish copies of these forms to the Company. To the Company's knowledge, based solely upon a review of copies of SEC Forms 3, 4 and 5 and upon related written representations furnished to the Company with respect to Fiscal 2021, the Company believes that all of the Company's officers and directors filed on a timely basis all reports required by Section 16(a) of the Securities Exchange Act of 1934 during Fiscal 2021 except that due to Company administrative errors (i) a Form 4A for Mr. Marc Jay Walfish was filed on September 25, 2020 and June 8, 2021 to amend his Form 4 filed on September 1, 2020 to reflect a correction and increase his phantom stock units to reflect his deferred annual chairman retainer fee and (ii) a Form 4A for Mr. Marc Jay Walfish was filed on March 1, 2021 to amend his Form 4 filed on September 4, 2018 and another Form 4A was also filed on the same day to amend his Form 4 filed on September 3, 2019. Both Form 4As filed were to correct and increase his phantom stock units due to an internal administrative error.

Equity compensation plan information

The following table provides information as of May 31, 2021 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securities holders	2,612,839	$28.34	1,850,828
Equity compensation plans not approved by securities holders	—	—	—
Total	2,612,839	$28.34	1,850,828

*   Represents shares under the AAR CORP. 2013 Stock Plan and the AAR CORP. Amended and Restated Stock Benefit Plan. The Company may not grant any future stock awards under the AAR CORP. Amended and Restated Stock Benefit Plan.

Stockholder proposals for our 2022 annual meeting



Any stockholder who, in accordance with SEC Rule 14a-8, wishes to present a proposal for consideration at the annual meeting of stockholders to be held in 2022 must submit such proposal to the Company, in writing, to be received by the Secretary of the Company, AAR CORP., One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191, no later than April 20, 2022, in order for the proposal to be eligible for inclusion in the Company's proxy statement and form of proxy for that meeting. The proposal must comply with applicable SEC rules and the Company's By-Laws.

Under the Company's By-Laws, any stockholder who wishes to submit a matter (other than a stockholder proposal brought in accordance with SEC Rule 14a-8) for consideration at the 2022 annual meeting of stockholders, including any stockholder proposal or director nomination, that would not be included in the Company's proxy statement, must submit the matter to the Company, in writing, to be received by the Secretary of the Company no later than April 1, 2022. The notice of such matter must contain the information required by the By-Laws.

Other business



Management knows of no other matters that are to be brought before the annual meeting. However, if any other matter properly comes before the annual meeting, the named proxy holders will vote all proxies in their discretion and best judgment on such other matter.

By Order of the Board of Directors,

Jessica A. Garascia
Vice President, General Counsel, Chief Compliance Officer and Secretary

August 18, 2021

Upon the written request of any record holder or beneficial owner of common stock of AAR CORP., the Company will provide, without charge, a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended May 31, 2021. Requests should be made to Ms. Jessica A. Garascia, Vice President, General Counsel, Chief Compliance Officer and Secretary, AAR CORP., One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois 60191, (630) 227-2000.

Appendix A
Questions and answers about our 2021 annual meeting



We are furnishing this proxy statement in connection with the solicitation of proxies by the Board for use in voting at our annual meeting. The annual meeting will be held at **www.virtualshareholdermeeting.com/AIR2021** on September 28, 2021, at 9:00 a.m. Central Time for the purpose of considering and acting upon the matters specified in the notice accompanying this proxy statement.

How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

- **FOR** the election of four director nominees;
- **FOR** the advisory proposal to approve our Fiscal 2021 executive compensation; and
- **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for Fiscal 2022.

The persons designated on the proxy card as the Company's "proxy holders" will vote all shares covered by your proxy card in accordance with your instructions on the proxy card. If no instructions are given, the proxy holders will vote the shares in accordance with the Board's recommendations.

If any other matter properly comes before the annual meeting, the proxy holders will use their judgment to vote in a manner consistent with the best interests of stockholders. If any director nominee becomes unavailable for election for any reason prior to the annual meeting vote, the Board may reduce the number of directors to be elected or substitute another person as nominee, in which case the proxy holders will vote for the substitute nominee.

How do I access the proxy materials electronically?

We mailed a "Notice of Internet Availability of Proxy Materials" to all of our stockholders on or about August 18, 2021. The notice provides you with instructions on how to:

- Access and review our proxy materials over the Internet;
- Submit your vote over the Internet; and
- Request printed copies of our proxy materials.

The notice, this proxy statement, the proxy card, our Annual Report to Stockholders for the fiscal year ended May 31, 2021 and our Fiscal 2021 Annual Report on Form 10-K may be viewed online at **www.proxyvote.com**.

Who is entitled to vote at the annual meeting?

You are entitled to vote at the annual meeting if you were an AAR CORP. stockholder at the close of business on August 3, 2021. This date is referred to as the "record date" in this proxy statement.

Stockholder of Record. You are a "stockholder of record" if your shares are registered in your name with Computershare, our transfer agent. If you were a stockholder of record at the close of business on the record date, you may vote your shares by proxy by completing, signing, dating and returning the enclosed proxy card, voting by telephone or over the Internet, or by attending the annual meeting virtually and voting online.

Beneficial Owner. You are a "beneficial owner" of shares if your shares are held in a brokerage account or by a bank or other nominee. If you were a beneficial owner of shares at the close of business on the record date, you may vote your shares by giving voting instructions to your broker, bank or other nominee who is the "stockholder of record" of your shares. The Company has directed brokers, banks and other nominees to obtain voting instructions from their beneficial owners. Proxies submitted by brokers, banks and other nominees on behalf of their beneficial owners will count toward a quorum and will be voted as instructed by the beneficial owners. You will receive additional instructions from your broker, bank or other nominee explaining how you may vote your shares.

You may receive more than one set of proxy materials. This means you hold your shares in more than one account. Please vote all of your shares.

A list of stockholders of record entitled to vote will be available at the Company's corporate headquarters for 10 days prior to the meeting and will be available through the web portal during the meeting at: www.virtualshareholdermeeting.com/AIR2021.

On the August 3, 2021 record date for the 2021 annual meeting, 35,475,634 shares of common stock of the Company were outstanding. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the annual meeting.

How do I vote by telephone or over the Internet?

Specific instructions for using the telephone and Internet voting methods are set forth on the proxy card. These instructions are designed to authenticate your identity, allow you to give your voting instructions and confirm that those instructions have been properly recorded. You may vote by telephone or over the Internet 24 hours a day, seven days a week, until 10:59 p.m., Central Time, on September 27, 2021 (the day prior to the annual meeting). If you vote by telephone or over the Internet, please do not return your proxy card.

How do I revoke a proxy?

You may revoke your proxy (e.g., to change your vote) at any time before your proxy is exercised by:

- Sending a written notice of revocation to the Secretary of the Company at the Company's address listed on the first page of this proxy statement;
- Submitting a later-dated proxy by telephone, over the Internet or by mail; or
- Voting online at the virtual annual meeting.

What are the quorum and vote requirements?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will exist if a majority of the outstanding shares of common stock entitled to vote at the annual meeting is present virtually or by proxy at the annual meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that proposal and has not received instructions on how to vote from the beneficial owner of the shares.

Please note that brokers, banks and other nominees will have discretionary authority to vote beneficial owners' shares on the ratification of KPMG LLP. However, they will not have discretionary authority to vote shares on the election of directors or the advisory proposal to approve our Fiscal 2021 executive compensation and therefore cannot vote on these proposals, unless their beneficial owners provide specific voting instructions in each case. Accordingly, please provide specific voting instructions on these proposals to your broker, bank or other nominee so that your vote may be counted.

The following table indicates the vote required for approval of each matter to be presented to the stockholders at the annual meeting and the effect of abstentions and broker non-votes.

	Required vote	Effect of abstentions and broker non-votes
Proposal 1 — Election of four directors	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 2 — Advisory proposal to approve our Fiscal 2021 executive compensation	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 3 — Ratification of the appointment of KPMG LLP	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." There will be no broker non-votes for this matter.

Why is this annual meeting virtual and how do I attend?

Due to the public health impact of the COVID-19 pandemic, and out of concern for the health and safety of our stockholders, employees and directors, this year's annual meeting will be a virtual meeting of the stockholders. We have designed the virtual annual meeting to provide substantially the same opportunities to participate as you would have at an in-person meeting. Stockholders will be able to attend and participate online, examine the list of stockholders and submit questions during the annual meeting by visiting www.virtualshareholdermeeting.com/AIR2021.

To attend and participate in the annual meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials or proxy card. The annual meeting will begin promptly at 9:00 a.m. Central Time. We encourage you to access the annual meeting prior to the start time. Online access will begin at 8:45 a.m. Central Time.

The annual meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Stockholders should ensure that they have a strong internet connection if they intend to attend and/or participate in the annual meeting. Attendees should allow plenty of time to log in (at least 15 minutes before the annual meeting) and ensure that they can hear streaming audio prior to the start of the annual meeting.

Can I submit questions? If so, how?

Shareholders who wish to submit a question to the Company for the meeting may do so live during the meeting at www.virtualshareholdermeeting.com/AIR2021. If you have questions, you may type them into the "Ask a Question" field, and click "Submit" at any point during the meeting until the floor is closed to questions. For technical assistance on the day of the annual meeting, please call the support line at 844-986-0822 (Toll Free) or 303-562-9302 (International Toll).

Questions pertinent to the annual meeting that comply with the meeting Rules of Conduct will be answered during the annual meeting, subject to time constraints. Additional information regarding the ability of shareholders to ask questions during the annual meeting and related Rules of Conduct will be available at www.virtualshareholdermeeting.com/AIR2021.

How will the votes at the annual meeting be tabulated?

Inspectors of election appointed for the annual meeting will tabulate all votes cast virtually or by proxy at the annual meeting. In the event a quorum is not present at the annual meeting, we expect that the annual meeting will be adjourned or postponed to solicit additional proxies.

Who is the Company's proxy solicitor?

The Company has engaged D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist the Company in soliciting proxies at a total estimated cost of $12,500, plus reasonable out-of-pocket expenses. The cost of soliciting proxies will be paid by the Company. D. F. King & Co., Inc. may solicit proxies by mail, telephone, facsimile, e-mail or in person. Directors, officers and employees of the Company also may solicit proxies for no additional compensation.

Where will I find the voting results on the proposals presented at the annual meeting?

We intend to announce the preliminary voting results at the annual meeting. We will publish the final voting results in a Current Report on Form 8-K that we will file with the SEC within four business days of the annual meeting.



Appendix B
Non-GAAP financial measures

Non-GAAP financial measures

Adjusted diluted earnings per share from continuing operations is a "non-GAAP financial measure" as defined in Regulation G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe this non-GAAP financial measure is relevant and useful for investors as it illustrates our actual operating performance unaffected by the impact of certain items. When reviewed in conjunction with our GAAP results and the accompanying reconciliations, we believe this non-GAAP financial measure provides additional information that is useful to gain an understanding of the factors and trends affecting our business and provide a means by which to compare our operating performance against that of other companies in the industries in which we compete. This non-GAAP measure should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measure calculated in accordance with GAAP. This non-GAAP measure excludes items of an unusual nature including but not limited to certain income tax benefits, business divestitures, workforce actions, subsidiaries and costs, impairment charges, facility consolidation and repositioning costs, investigation and remediation compliance costs, and significant customer events such as early terminations, contract restructurings, forward loss provisions and bankruptcies and credit charges.

Pursuant to the requirements of Regulation G of the Exchange Act, we are providing the following table that reconciles the above mentioned non-GAAP financial measure to the most directly comparable GAAP financial measure:

Adjusted diluted EPS from continuing operations[a]

	FY2019	FY2020	FY2021
Diluted EPS from continuing operations	$ 2.40	$ 0.71	$ 1.30
Deferred tax re-measurement from Tax Reform	—	—	—
State income tax benefit	(0.15)	—	—
Recognition of previously reserved income tax benefits	(0.19)	—	—
Loss on sale of business	—	—	0.44
Investigation and remediation compliance costs	0.08	0.22	0.10
Asset impairment charges	—	0.25	0.15
Contract termination/ restructuring costs and loss provisions	—	0.68	0.20
Customer bankruptcy and credit charges	0.27	0.04	0.10
Facility consolidation and repositioning costs	0.02	0.11	0.09
Government COVID-related subsidies, net	—	(0.06)	(1.22)
Severance, furlough and pension settlement charges	0.01	0.19	0.22
Gain on legal settlement	—	—	(0.09)
Strategic financing evaluation costs, net of tax	—	0.01	0.02
Adjusted Diluted EPS from Continuing Operations	**2.44**	**2.15**	**1.31**

[a]   All adjustments are presented net of applicable income taxes.



Americas
AAR World Headquarters
1100 N. Wood Dale Rd.
Wood Dale, IL 60191 USA
T: +1.630.227.2000
F: +1.630.227.2058

Europe
3rd Floor Eastside
World Business Centre 1
1206 Newall Road
Heathrow Airport, Middlesex
London, UK TW6 2RE
T: +44.208.990.6700

Asia Pacific & India
7 Changi Business Park Vista #03-01
Soo Kee Building
Singapore 486042
T: +65.6508.6460

AOG 24/7 worldwide
T: +1.630.227.2470
AOG@aarcorp.com

